Scotiabank reports strong revenue growth and first quarter earnings of $988 million
First quarter financial measures compared to the same period a year ago:
•	Earnings per share (diluted) of $0.91, compared to $0.80

•	Net income of $988 million, versus $842 million

•	Return on equity of 17.4%, compared to 16.2%

•	Productivity ratio of 50.5%, versus 58.7%
Toronto, March 9, 2010 – Scotiabank recorded first quarter net income of $988 million, up $146 million or 17% from the same period last year. Revenues were up a strong 16%, notwithstanding a negative foreign currency impact of $289 million. Diluted earnings per share were $0.91 compared to $0.80 in the same period a year earlier. Return on equity was 17.4% compared to 16.2% last year.
     “We are pleased to report our results for the first quarter in an environment of improving economic and market conditions,” said President and CEO Rick Waugh. “We are still in the early days of the recovery, and we continue to carefully manage our businesses in order to achieve solid earnings and maintain a strong return on equity.
     “Our strategy of diversifying by geography and business line has delivered record revenues. This growth in revenues combined with our core strengths in risk management and expense control has served us well, resulting in strong net income in the first quarter. We have successfully met our retail customers’ needs through growth in our retail and small business portfolios in Canada and internationally.
     “Canadian Banking performed particularly well, reporting strong revenue growth of 13% and record net income of $560 million, a 28% increase over the same quarter last year. This quarter’s results benefited from growth in mortgages, lines of credit and personal deposits, in particular our high interest savings and chequing accounts. The year-over-year increase also came from higher net interest income as margins improved. Wealth management revenues were up 16%, with improved market conditions and strong net sales growth.
     “Net income in International Banking was $294 million, down from the peak of $388 million in the same quarter a year ago. Solid revenues and good cost control were more than offset by higher provisions for credit losses, a higher effective tax rate, and the significant negative effect of the stronger Canadian dollar. Excluding the negative impact of foreign currency translation, revenues grew 8%.
     “Scotia Capital had a very strong quarter with net income of $381 million and solid contributions from all business units. The quarter’s results reflect Global Capital Markets revenues at their second highest level. Global Corporate and Investment Banking benefited from a positive change in the fair value of securities, improved margins and a moderate level of provisions for credit losses. However, this was offset by lower lending volumes and investment banking revenues.
     “Provisions for credit losses remain within our expectations for this stage of the credit cycle and there is evidence of stabilization as demonstrated by the decline in provisions from the previous quarter.
     “Our productivity ratio of 50.5%, compared to 58.7% in the same period a year ago, demonstrates our continued emphasis on expense control across the Bank.
     “Our capital position remains strong by both Canadian and international standards, allowing the Bank to continue to grow our businesses, pursue strategic acquisitions, and deliver shareholder dividends.
     “As a well-diversified organization, we continue to focus on sustainable revenue growth, capital management, leadership development, prudent risk management, and expense control. With today’s announcement of results for the first three months of fiscal 2010, we are well positioned to meet our stated objectives for the year.”
Year-to-date performance versus our 2010 financial and operational objectives was as follows:
Targets >
1	Earn a return on equity (ROE)(1) of 16 to 20%. For the three months, Scotiabank earned an ROE of 17.4%.
2	Generate growth in earnings per common share (diluted) of 7 to 12%. Our year-over-year growth in earnings per share was 13.8%.
3	Maintain a productivity ratio(1) of less than 58%. Scotiabank’s ratio was 50.5% for the three months.

4	Maintain strong capital ratios. At 11.2%, Scotiabank’s Tier 1 capital ratio remains strong by Canadian and inter -national standards.

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 36 for details.

(1)	Refer to page 5 for a discussion of non-GAAP measures.

FINANCIAL HIGHLIGHTS

	As at and for the three months ended
	January 31	October 31	January 31
(Unaudited)	2010	2009	2009

Operating results ($ millions)
Net interest income	2,147	2,099	1,966
Net interest income (TEB(1))	2,222	2,172	2,036
Total revenue	3,906	3,735	3,351
Total revenue (TEB(1))	3,981	3,808	3,421
Provision for credit losses	371	420	281
Non-interest expenses	2,009	2,064	2,010
Provision for income taxes	512	321	190
Provision for income taxes (TEB(1))	587	394	260
Net income	988	902	842
Net income available to common shareholders	939	853	805

Operating performance
Basic earnings per share ($)	0.92	0.84	0.80
Diluted earnings per share ($)	0.91	0.83	0.80
Diluted cash earnings per share(1) ($)	0.93	0.85	0.82
Return on equity(1)(2) (%)	17.4	16.4	16.2
Productivity ratio (%) (TEB(1))	50.5	54.2	58.7
Net interest margin on total average assets(2) (%) (TEB(1))	1.76	1.74	1.52

Balance sheet information ($ millions)
Cash resources and securities(2)	173,472	160,572	123,687
Loans and acceptances(2)	275,816	275,885	313,204
Total assets(2)	507,626	496,516	510,646
Deposits	364,938	350,419	346,570
Preferred shares	3,710	3,710	3,710
Common shareholders’ equity(2)	21,647	21,062	19,920
Assets under administration	226,308	215,097	191,826
Assets under management	43,626	41,602	34,264

Capital measures
Tier 1 capital ratio (%)	11.2	10.7	9.5
Total capital ratio (%)	13.5	12.9	11.4
Tangible common equity to risk-weighted assets(1)(3) (%)	8.8	8.2	7.2
Risk-weighted assets ($ millions)	215,891	221,656	239,660

Credit quality
Net impaired loans(2) ($ millions)	2,677	2,563	1,602
General allowance for credit losses ($ millions)	1,450	1,450	1,323
Sectoral allowance ($ millions)	43	44	—
Net impaired loans as a % of loans and acceptances(2)(4)	0.97	0.93	0.51
Specific provision for credit losses as a % of average loans and acceptances(2) (annualized)	0.55	0.63	0.36

Common share information
Share price ($)
High	49.93	49.19	40.68
Low	44.12	42.95	27.35
Close	44.83	45.25	29.67
Shares outstanding (millions)
Average – Basic	1,025	1,021	1,001
Average – Diluted	1,028	1,024	1,003
End of period	1,029	1,025	1,012
Dividends per share($)	0.49	0.49	0.49
Dividend yield (%)	4.2	4.3	5.8
Market capitalization ($ millions)	46,115	46,379	30,039
Book value per common share(2) ($)	21.04	20.55	19.67
Market value to book value multiple(2)	2.1	2.2	1.5
Price to earnings multiple (trailing 4 quarters)	13.0	13.6	9.8

Other information
Employees	67,910	67,802	69,451
Branches and offices	2,692	2,686	2,696

(1)	Refer to page 5 for a discussion of non-GAAP measures.

(2)	Amounts for January 31, 2009, have been restated to reflect the impact of the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of 2009, effective November 1, 2008 (refer to Note 1 of the Consolidated Financial Statements in the 2009 Annual Report for further details).

(3)	Amounts for January 31, 2009, have been restated to reflect a new definition of tangible common equity (refer to non-GAAP measures on page 5).

(4)	Net impaired loans are impaired loans less the specific allowance for credit losses.
2      Scotiabank First Quarter Report 2010

Contents

4 Notable Business Highlights
Management’s Discussion and Analysis
6 Group Financial Performance and Financial Condition
6 Financial results
7 Risk management
9 Balance sheet
9 Capital management
10 Common dividend
10 Financial instruments
10 Selected credit instruments
11 Off-balance sheet arrangements
14 Accounting Policies and Controls
14 Accounting policies and estimates
14 Future accounting changes
15 Changes in internal control over financial reporting
15 Related party transactions
15 Outlook
16 Business Segment Review
20 Quarterly Financial Highlights
21 Share Data
Interim Consolidated Financial Statements
22 Interim Consolidated Financial Statements
26 Notes to the Interim Consolidated Financial Statements
36 Shareholder Information
Forward-looking statements Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “should,” “would” and “could.”
     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 62 of the Bank’s 2009 Annual Report.
     The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
     The “Outlook” sections in this document are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.
     Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.
Scotiabank First Quarter Report 2010    3

NOTABLE BUSINESS HIGHLIGHTS
Serving our customers
With a focus on improving its Canadian Self Service Banking capabilities, Scotiabank launched Scotia InfoAlerts, a new service that notifies customers via text message or e-mail of activities and balances in their accounts.
     ScotiaFunds continues its record of success, ranking number one for the quarter among Canadian banks for total net sales, reflecting the continued confidence that investors and advisors have in our funds and portfolio management team. Scotia Canadian Small Cap Fund, Scotia Resource Fund and Scotia Latin American Fund were all recipients of the 2010 Lipper Fund Awards.
     ScotiaMcLeod Wealth Advisors were ranked number one in the industry by Vision Critical on the Financial Advisor Loyalty Index among affluent and high net worth Canadian households.
     Scotia Capital worked closely with clients this quarter on a number of significant transactions:
•	Acted as Joint Bookrunner on a $2.5 billion treasury offering of common shares by Manulife Financial Corporation, a leading Canadian-based financial services company with operations worldwide.
•	Was financial advisor to Carillion Canada in its successful bid for the Centre for Addiction and Mental Health (CAMH) alternate finance procurement (AFP) redevelopment project in Toronto. Scotia Capital also acted as Underwriter on the $86 million, 31.5 year bond issuance and Mandated Lead Arranger, Administrative Agent and Hedge Provider on the $115 million bank loan facility that will be used to finance construction and operation of the project.
•	Scotia Waterous is acting as financial advisor to Devon Energy Corporation, on its divestiture of three Lower Tertiary development projects in the Gulf of Mexico to Maersk Oil and other working interest owners, for a combined $1.3 billion. Devon is one of the world’s leading independent oil and gas exploration and production companies.
Building our operations around the world
Scotiabank became the first Canadian bank to receive an operating license from the Dubai Financial Services Authority (DFSA) enabling the Bank to operate from the Dubai International Financial Centre (DIFC). The license allows the Bank’s ScotiaMocatta division – a global leader in precious metals trading, financing and physical products – to open its own branch in the DIFC.
     Scotiabank also increased its stake to 14.8% in Xi’an City Commercial Bank (XACB), a leading city commercial bank in western China. Scotiabank has had a stake in XACB since 2004.
Scotiabank Group recognized for excellence
Marking the progress we have made on our leadership priority, the Global Top Companies for Leaders study, published in Fortune magazine, named Scotiabank a “company to watch,” the only Canadian company to be recognized.
For the sixth consecutive year, Scotiabank has been named one of Canada’s 50 Best Employers based on a national survey conducted by Hewitt Associates and published in The Globe and Mail’s Report on Business Magazine and in La Presse.
     Scotia Capital ranked #1 in Canadian Corporate Debt Financing by Bloomberg, for the second year in a row.
     Global Finance Magazine has named Scotiabank as Best Trade Finance Bank in Canada for 2010, the third year in a row that the Bank has received this recognition. The selection was based on transaction volume, scope of global coverage, customer service, competitive pricing and innovative technologies. The magazine also considered the ways in which banks stood by their customers during the credit crunch and found innovative ways to lower risk and expedite cash flow from international transactions.
     Scotiabank’s Customer Service and Support Contact Centre team was awarded Service Quality Measurement Group Inc.’s (SQM’s) call centre World Class Call Certification Award for 2009. This award is given for sustained performance in customer satisfaction and recognizes the ongoing quality service provided to our customers.
Supporting the communities where we live and work
When the earthquake struck in Haiti, Scotiabank and Scotiabankers responded quickly to support disaster relief efforts. In addition to a corporate donation of $500,000, Scotiabank opened its branch network to accept public donations to support Canadian Red Cross efforts. The Bank also launched a series of initiatives, including waived wire transfer commissions, to help customers reach out to Haiti.
     The Scotiabank team in neighbouring Dominican Republic immediately secured emergency supplies and transported them into Haiti. Scotiabank employees around the world rose to the challenge, organizing internal and external fundraising campaigns and the Toronto Customer Contact Centre opened its phone lines as Scotiabank volunteers took calls for the January 22 fundraising telethon.
     Scotiabank announced it has entered into a partnership with CUSO-VSO, a leading non-profit, international development organization that will place Scotiabank volunteers in career-relevant positions in the developing world. With this partnership, Scotiabank joins an elite group of companies specially selected to work with CUSO-VSO and its international development programs.
4    Scotiabank First Quarter Report 2010

MANAGEMENT’S DISCUSSION & ANALYSIS
2010 Objectives
Our Balanced Scorecard
Financial
•	Return on equity of 16-20%
•	Diluted earnings per share growth of 7-12%
•	Long-term shareholder value through increases in dividends and stock price appreciation
People
•	High levels of employee satisfaction and engagement
•	Diversity of workforce
•	Collaboration
Customer
•	High levels of customer satisfaction and loyalty
•	Deeper relationship with existing customers
•	New customer acquisition
Operational
•	Productivity ratio of <58%
•	Strong practices in corporate governance and compliance processes
•	Strong capital ratios
•	Corporate social responsibility and strong community involvement
Non-GAAP Measures
The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used in our Management’s Discussion and Analysis on pages 5 through 21. They are defined below:
Taxable equivalent basis
The Bank analyzes net interest income and total revenues on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in net interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources, and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s. The TEB gross-up to net interest income and to the provision for income taxes in the current period is $75 million versus $70 million in the same quarter last year and $73 million last quarter.
     For purposes of segmented reporting, a segment’s net interest income and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the “Other” segment.
Diluted cash earnings per share
The diluted earnings per share is adjusted to add back the non-cash after-tax amortization of intangible assets to arrive at diluted cash earnings per share.
Productivity ratio (TEB)
Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents non-interest expenses as a percentage of total revenue on a taxable equivalent basis.
Net interest margin on total average assets (TEB)
This ratio represents net interest income on a taxable equivalent basis as a percentage of total average assets.
Operating leverage
The Bank defines operating leverage as the rate of growth in total revenue, on a taxable equivalent basis, less the rate of growth in expenses.
Return on equity
Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of common shareholders’ equity. The Bank calculates its return on equity using average common shareholders’ equity.
Economic equity and return on economic equity
For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. Return on economic equity for the business segments is based on the economic equity attributed.
Tangible common equity to risk-weighted assets
Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total common shareholders’ equity plus non-controlling interest in subsidiaries, less goodwill and unamortized intangible assets. Tangible common equity is presented as a percentage of risk-weighted assets. Regulatory capital ratios, such as Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions Canada (OSFI).
Scotiabank First Quarter Report 2010    5

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance and Financial Condition	March 9, 2010
Financial results
Net income
Scotiabank’s net income was $988 million in the first quarter, an increase of $146 million or 17% from the same period a year ago. Excluding the negative impact of foreign currency translation of $124 million, net income grew $270 million or 32%. Increased net interest income, strong trading revenues and higher net gains on securities were partly offset by increased provisions for credit losses and the impact of a higher effective tax rate.
     Net income increased $86 million or 10% from the fourth quarter, due primarily to growth in net interest income, higher net gains on securities, favourable changes in the fair value of financial instruments used for asset/liability management purposes and lower provisions for credit losses. These items were partly offset by the impact of higher income taxes and lower credit fees.
Impact of foreign currency translation
Changes in the average exchange rates affected net income, as shown in the following table:

	For the three months ended
	January 31	October 31	January 31
Average exchange rate	2010	2009	2009

U.S. dollar/Canadian dollar	0.949	0.930	0.815
Mexican peso/Canadian dollar	12.273	12.298	11.063

The table below reflects the impact of foreign currency translation on the quarter-over-quarter and year-over-year change in key income statement items. The impact of foreign currency translation was more significant when comparing this quarter to the same quarter last year due to the significant strengthening of the Canadian dollar year over year.

($ millions except per share amounts)	For the three months ended
	January 31, 2010 vs	January 31, 2010 vs
	January 31, 2009	October 31, 2009

Impact on income:
Net interest income	$(146)	$(6)
Other income	(143)	(13)
Non-interest expenses	79	2
Other items (net of tax)	86	6

Net income	(124)	(11)

Earnings per share (diluted)	(0.12)	(0.01)

Impact by business line:
Canadian Banking	(6)	—
International Banking	(47)	(2)
Scotia Capital	(58)	(7)
Other	(13)	(2)

Total revenue
Total revenue (on a taxable equivalent basis) was $3,981 million this quarter, up $560 million or 16% from the first quarter last year, notwithstanding the negative foreign currency translation impact of $289 million. The increase was attributable to many factors, including increased net interest income, higher net gains on securities, and strong trading results. These items were partly offset by lower securitization and investment banking revenues.
     Compared to the fourth quarter, total revenue (on a taxable equivalent basis) increased $173 million or 5%, due mainly to higher net gains on securities, growth in trading revenues, increased net interest income due to asset growth, and the favourable change in fair values of financial instruments used for asset/liability management purposes and non-trading financial instruments. Partly offsetting these items were lower underwriting and credit fees.
Net interest income
This quarter’s net interest income (on a taxable equivalent basis) was $2,222 million, an increase of $186 million or 9% over the same period last year, notwithstanding the negative foreign currency translation impact of $146 million. The increase in net interest income was due mainly to growth in retail assets offset by lower volumes of corporate loans, an improved net interest margin and higher loan origination fees. The improved net interest margin was a result of wider spreads on corporate loans, mortgages and personal lines of credit and positive changes in the fair value of financial instruments used for asset/liability management purposes.
     Compared to the previous quarter, net interest income (on a taxable equivalent basis) was higher by $50 million. The increase was attributable to growth in retail assets, wider spreads on mortgages and personal lines of credit in Canadian Banking, and a favourable change in the fair value of financial instruments used for asset/liability management purposes. The increase was partly offset by narrower spreads in Mexico and lower corporate loan volumes.
     The Bank’s net interest margin was 1.76% in the first quarter, compared to 1.52% in the same quarter of last year and 1.74% last quarter. Compared to the prior year, the increase in the margin was due primarily to the favourable change in fair value of financial instruments used for asset/liability management purposes and a lower level of average non-earning assets.
     The quarter-over-quarter increase was due partly to wider spreads on mortgages and personal lines of credit in Canadian Banking, favourable changes in the fair value of financial instruments used for asset/liability management purposes and a lower level of average non-earning assets.
6    Scotiabank First Quarter Report 2010

MANAGEMENT’S DISCUSSION & ANALYSIS
Other income
Other income was $1,759 million this quarter, an increase of $374 million or 27% from the first quarter last year, despite the negative impact of foreign currency translation of $143 million. The growth was due primarily to higher net gains on securities, from a combination of gains on the sales of securities and lower writedowns, and strong equity and derivative trading revenues, partly offset by a loss on the Bank’s investment in an affiliate in Venezuela, reflecting a significant devaluation in the Venezuelan bolivar. In addition, last year’s results included derivative trading losses. The increase in other income was also driven by higher wealth management revenues as a result of growth in assets under administration, a one-time gain on the sale of the pension administration business in Mexico, and a positive change in the fair value of non-trading financial instruments. These items were partly offset by lower securitization and underwriting revenues.
     Quarter over quarter, other income was up $123 million or 8%, due primarily to higher net gains on sales of securities, solid precious metals and derivative trading revenues, the one-time gain on the sale of the pension administration business in Mexico, and the positive change in the fair value of the non-trading financial instruments. Partly offsetting these items were lower credit fees and investment banking revenues.
Provision for credit losses
The provision for credit losses was $371 million this quarter, up $90 million from the same period last year, but down $49 million from last quarter. The higher year-over-year provisions were mainly in Canadian and International Banking, with only modestly higher provisions in Scotia Capital.
Non-interest expenses and productivity
Non-interest expenses were $2,009 million this quarter, unchanged from the same quarter last year. Lower business and capital taxes and technology costs and the positive impact of foreign currency translation were offset by higher stock-based compensation, due in part to changes to incentive plans.
     Compared to the fourth quarter, non-interest expenses were down $55 million or 3%. This reduction was due primarily to a decrease in advertising and business development and technology expenses, lower legal provisions, and a reduction in loyalty reward point costs. These items were partly offset by an increase in stock-based compensation.
     The productivity ratio, a measure of the Bank’s efficiency, was 50.5%, compared to 58.7% in the same quarter last year and 54.2% last quarter. The Bank’s operating leverage this quarter was 16.4% compared to a year ago, driven by 16% revenue growth, while expenses were unchanged.
Taxes
The effective tax rate for this quarter was 33.6%, up from 17.9% in the first quarter last year, and 25.7% in the fourth quarter. The increase from a year ago and from the previous quarter reflected net writedowns of future tax assets as a result of the Ontario tax rate reductions enacted during the current quarter. In addition, this quarter there was proportionately lower income and higher losses in lower tax rate jurisdictions, a non-deductibile foreign currency devaluation loss on the investment in the Venezuelan affiliate, and a correction of a tax expense related to a prior acquisition in International Banking.
Risk management
The Bank’s risk management policies and practices are unchanged from those outlined in pages 62 to 76 of the 2009 Annual Report.
Credit risk
The provision for credit losses was $371 million this quarter, compared to $281 million in the same period last year and $420 million in the previous quarter.
     The total provision for credit losses was $180 million in Canadian Banking, up from $155 million in the same quarter last year, but down from $190 million in the previous quarter. The year-over-year increase was due mainly to higher retail provisions in the unsecured lending portfolios, and to moderately higher commercial provisions. The decrease from the previous quarter was due mainly to lower retail provisions in the unsecured lending portfolios, partially offset by moderately higher commercial provisions.
     International Banking’s provision for credit losses was $177 million, compared to $116 million in the same period last year, and $167 million last quarter. The year-over-year increase was due mainly to a provision on a commercial account in the Caribbean, whereas the same quarter last year benefited from reversals in commercial provisions. On a year-over-year basis, retail provisions were unchanged. The increase in provisions from the previous quarter was due mainly to higher retail provisions in Mexico, Chile and the Caribbean, partially offset by lower provisions in Peru.
     Scotia Capital’s provision for credit losses was $14 million, compared to $10 million in the same period last year and $63 million last quarter. New provisions this quarter were attributable primarily to one account in Canada.
     Total net impaired loans, after deducting the allowance for specific credit losses, were $2,677 million as at January 31, 2010, an increase of $114 million from last quarter.
     The general allowance for credit losses was $1,450 million as at January 31, 2010, unchanged from last quarter.
Scotiabank First Quarter Report 2010    7

MANAGEMENT’S DISCUSSION & ANALYSIS
The sectoral allowance specific to the automotive industry was $43 million, down $1 million, reflecting a reclassification to specific provisions this quarter.
Automotive industry exposure
The Bank’s direct (corporate and commercial) loan exposure to the North American and European automotive industry was $4.1 billion as at January 31, 2010, and was comprised of the following:

	As at
	January 31	October 31
($ billions)	2010	2009

Original equipment manufacturers (OEMs)	$0.2	$0.2
Financing and leasing	0.6	0.6
Parts manufacturers	0.5	0.5
Dealers	2.8	2.4

Total	$4.1	$3.7

     Approximately 32% of this exposure is rated investment grade, either externally or based on the Bank’s internal rating program, in line with the 30% as at October 31, 2009. Loans are typically senior in the capital structure of the borrowers. In the first quarter of 2010, there was a small net provision recovery.
     In fiscal 2009, the Bank established a $60 million sectoral allowance against its North American non-retail automotive exposures for incurred losses expected to be identified individually over the coming quarters. Of the $60 million, $16 million of the sectoral allowance was reclassified to the specific provision for credit losses in the prior year. During the first quarter of 2010, $1 million of the sectoral allowance was reclassified to the specific provision for credit losses. Management believes this sectoral allowance is adequate to address potential losses inherent in the exposures to this sector.
Consumer auto-based securities
As at January 31, 2010, the Bank held $6.2 billion (October 31, 2009 – $6.2 billion) of consumer auto-based securities which are classified as loans. These securities are loan-based securities, which arise from retail instalment sales contracts (loans), which were primarily acquired through a US$6 billion revolving facility to purchase U.S. and Canadian consumer auto loans from a North American automotive finance company. This facility has a remaining revolving period of less than one year, and was modified in 2008 to allow the seller to sell Canadian-based loans to the Bank for a limited period, rather than U.S.-based loans. The facility is structured with credit enhancement in the form of overcollateralization provided at the time of the loan purchases, resulting in no further reliance on the seller for credit enhancement. For each subsequent purchase under the revolving credit facility, the credit enhancement is a multiple of the most recent pool loss data for the seller’s overall managed portfolio.
     The Bank conducts regular stress tests on the loan-based securities. Under different stress scenarios, the loss on this consumer auto loan-backed securities portfolio is within the Bank’s risk tolerance level. Approximately 83% of these assets are externally rated AAA and have a weighted average life of approximately two years.
Sovereign risk
As a result of the Bank’s broad international operations, the Bank has sovereign credit risk exposure to a number of countries. The Bank actively manages this sovereign risk, including the use of risk limits calibrated to the credit worthiness of the sovereign exposure. The Bank’s exposure to certain European countries that have come under recent focus is not significant, with no sovereign risk exposure to Greece. In February 2010, the Bank participated in a Jamaican debt exchange, which is not expected to have a significant impact on earnings.
Other
The Bank provides liquidity facilities to its own sponsored multi-seller conduits and to non-Bank sponsored conduits to support automotive loan and lease assets held by those conduits. For details, see sections on Multi-seller conduits sponsored by the Bank (page 12) and Liquidity facilities provided to non-Bank sponsored conduits (page 13).
Market risk
Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. In the first quarter, the average one-day VaR was $14.6 million compared to $21.7 million for the same quarter last year. The change was primarily the result of decreased interest rate risk. Compared to the fourth quarter, the average one-day VaR decreased from $15.0 million to $14.6 million due primarily to higher diversification between risk factors, offsetting an increase in equity risk.

	Average for the three months ended
Risk factor	January 31	October 31	January 31
($ millions)	2010	2009	2009

Interest rate	$14.1	$14.3	$19.7
Equities	7.3	4.0	5.3
Foreign exchange	2.6	2.1	2.3
Commodities	2.7	4.1	3.9
Diversification effect	(12.1)	(9.5)	(9.5)

All-Bank VaR	$14.6	$15.0	$21.7

8    Scotiabank First Quarter Report 2010

MANAGEMENT’S DISCUSSION & ANALYSIS
     There were eight trading loss days in the first quarter, compared to six days in the previous quarter. The losses were well within the range predicted by VaR.
Liquidity risk
The Bank maintains large holdings of cash, deposits with banks and securities which may be used to support liquidity management. These assets generally can be realized, sold or pledged to meet the Bank’s obligations. As at January 31, 2010, these assets totalled $159 billion or 31% of total assets, compared to $146 billion or 29% of total assets as at October 31, 2009. Securities represented 63% of these assets (October 31, 2009 – 69%).
     In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be sold under repurchase agreements. As at January 31, 2010, total assets pledged or sold under repurchase agreements were $86 billion, compared to $84 billion as at October 31, 2009. The quarter-over-quarter increase was due to an increase in assets pledged to secure an obligation and in securities sold under repurchase agreements.
Balance sheet
The Bank’s total assets at January 31, 2010, were $508 billion, up $11 billion from October 31, 2009. Excluding the negative impact of foreign currency translation, total assets were up $14 billion, primarily in cash resources due mainly to higher interest bearing deposits with central banks.
     Total securities decreased by $1 billion from October 31, 2009, primarily in available-for-sale securities. As at January 31, 2010, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was $1,028 million, an increase of $200 million from October 31, 2009. The change was due primarily to increases in the values of equity securities, corporate bonds and Canadian government debt, as a result of improvements in capital markets, partially offset by realized gains on foreign government debt securities.
     The Bank’s loan portfolio increased by $2 billion from October 31, 2009, including a negative impact from foreign currency translation of $1 billion. In retail lending, residential mortgages increased $4 billion, primarily in Canadian Banking. Business and government loans decreased by $2 billion from October 31, 2009, or $1 billion excluding the impact of foreign currency translation, primarily in the U.S. and Europe within Scotia Capital.
     Total liabilities were $482 billion as at January 31, 2010, up $10 billion from October 31, 2009. Excluding the negative impact of foreign currency translation, total liabilities rose $13 billion. Growth in deposits and obligations related to securities sold under repurchase agreement was partially offset by decreases in acceptances and other liabilities.
     Total deposits increased by $15 billion net of foreign currency translation of $2 billion. Personal deposits rose by $1 billion, due primarily to increases in demand deposits in Canada. Business and government deposits grew by $9 billion and deposits by banks rose by $5 billion.
     Acceptances, as well as the corresponding receivables from customers, decreased by $2 billion from October 31, 2009. Other liabilities, primarily cash collateral received from customers, declined by $3 billion.
     Total shareholders’ equity increased $585 million from October 31, 2009. This resulted primarily from internal capital generation of $437 million and the issuance of $150 million in common shares through the Bank’s Dividend Reinvestment and Employee Share Purchase Plan and exercise of options. Accumulated other comprehensive loss increased slightly as higher unrealized foreign exchange losses from the strengthening of the Canadian dollar were mainly offset by an improvement in the unrealized gains on available-for-sale securities.
Capital management
Scotiabank is committed to maintaining a solid capital base to support the risks associated with its diversified businesses. The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), to ensure that the Bank’s capital is more than adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank’s ICAAP include sound corporate governance; establishing risk-based capital targets; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including regulatory capital measures. The Bank’s capital management practices are unchanged from those outlined on pages 38 to 42 of the 2009 Annual Report.
Capital ratios
The Bank continues to maintain a strong capital position. The Tier 1 and Total capital ratios as at January 31, 2010, were 11.2% and 13.5%, respectively, compared to 10.7% and 12.9% as at October 31, 2009. The increase in the Tier 1 capital ratio this quarter was due to a combination of internally generated capital and a decline in risk-weighted assets across most business lines. The strengthening of the Canadian dollar did not have a significant impact on capital ratios as the reduction to capital from the higher unrealized losses from foreign currency translation was offset by lower risk-weighted assets also due to currency translation. The tangible common equity (TCE) ratio was 8.8% as at January 31, 2010, an increase from 8.2% as at October 31, 2009.
Scotiabank First Quarter Report 2010     9

MANAGEMENT’S DISCUSSION & ANALYSIS
Common dividend
The Board of Directors, at its meeting on March 8, 2010, approved a quarterly dividend of 49 cents per common share. This quarterly dividend applies to shareholders of record as of April 6, 2010. This dividend is payable April 28, 2010.
Financial instruments
Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section on page 7. The methods of determining the fair value of financial instruments are detailed on pages 78 to 79 of the 2009 Annual Report.
Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During this quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.
     Total derivative notional amounts were $1,579 billion as at January 31, 2010, compared to $1,540 billion as at October 31, 2009, with the increase primarily in foreign exchange contracts. The percentage of derivatives held for trading and those held for non-trading or asset liability management was generally unchanged. The credit equivalent amount as at January 31, 2010, after taking master netting arrangements into account, was $18.4 billion, compared to $18.5 billion at year end.
Selected credit instruments
Mortgage-backed securities
Non-trading portfolio
Total mortgage-backed securities held as available-for-sale securities represent approximately 4% of the Bank’s total assets as at January 31, 2010, and are shown in the table below.
     Exposure to U.S. subprime mortgage risk is nominal.
Trading portfolio
Total mortgage-backed securities held as trading securities represent less than 0.1% of the Bank’s total assets as at January 31, 2010, and are shown in the table below.
Mortgage-backed securities

	As at January 31, 2010
	Non-trading		Trading
Carrying value ($ millions)	portfolio		portfolio

Canadian NHA mortgage-backed securities(1)	$20,408		$387
Commercial mortgage-backed securities	4	(2)	41	(3)
Other residential mortgage-backed securities	234		—

Total	$20,646		$428

	As at October 31, 2009
	Non-trading		Trading
Carrying value ($ millions)	portfolio		portfolio

Canadian NHA mortgage-backed securities(1)	$21,287		$253
Commercial mortgage-backed securities	4	(2)	44	(3)
Other residential mortgage-backed securities	93		—

Total	$21,384		$297

(1)	Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.

(2)	The assets underlying the commercial mortgage-backed securities in the non-trading portfolio relate to non-Canadian properties.

(3)	The assets underlying the commercial mortgage-backed securities in the trading portfolio relate to Canadian properties.
Asset-Backed Commercial Paper (ABCP)
As a result of the ABCP restructuring in the first quarter of 2009, the Bank received longer-dated securities which are classified as available-for-sale. The Bank’s carrying value of $144 million represents approximately 62% of par value, unchanged from the prior quarter.
     As part of the restructuring, the Bank participated in a margin funding facility, which is recorded as an unfunded loan commitment. The Bank’s portion of the facility is $200 million. It is currently undrawn.
Collateralized debt obligations and collateralized loan obligations
Non-trading portfolio
The Bank has collateralized debt obligation (CDO) and collateralized loan obligation (CLO) investments held for non-trading purposes. CDOs/CLOs generally achieve their structured credit exposure either synthetically through the use of credit derivatives (synthetic CDOs/CLOs), or by investing and holding corporate loans or bonds (cash-based CDOs/CLOs).
     Effective November 1, 2008, the Bank’s cash-based CDOs/CLOs were classified as loans and are carried at amortized cost in the Consolidated Balance Sheet. The Bank’s synthetic CDOs/CLOs are carried at fair value on the Bank’s Consolidated Balance Sheet as available-for-sale securities. Changes in the fair value of synthetic CDOs/CLOs are reflected in net income.
     Substantially all of the referenced assets of the Bank’s CDOs/CLOs are corporate exposures, with no U.S. mortgage-backed securities.
10     Scotiabank First Quarter Report 2010

MANAGEMENT’S DISCUSSION & ANALYSIS
     As at January 31, 2010, the carrying value of cash-based CDOs/CLOs on the Consolidated Balance Sheet was $1,031 million (October 31, 2009 – $1,059 million). The fair value was $716 million (October 31, 2009 – $688 million). None of these cash-based CDOs/CLOs are classified as impaired loans.
     The overall risk profile of cash-based CDOs/CLOs has not changed significantly since October 31, 2009.
     The Bank’s remaining exposure to synthetic CDOs/CLOs was $339 million as at January 31, 2010 (October 31, 2009 – $323 million). During the quarter, the Bank recorded a pre-tax gain of $45 million in net income for changes in fair value of synthetic CDOs/CLOs (first quarter of 2009 – pretax loss of $27 million). The change in fair value of the synthetic CDOs/CLOs was mainly driven by the tightening of credit spreads.
     The overall risk profile of synthetic CDOs/CLOs has not changed significantly since October 31, 2009.
     The key drivers of the change in fair value of synthetic CDOs/CLOs are changes in credit spreads and the remaining levels of subordination. Based on positions held at January 31, 2010, a 50 basis point widening of relevant credit spreads would result in a pre-tax decrease in income of approximately $16 million.
Trading portfolio
The Bank also holds synthetic CDOs in its trading portfolio as a result of structuring and managing transactions with clients and other financial institutions. Total CDOs purchased and sold in the trading portfolio were as follows:

	As at January 31, 2010
		Positive/
	Notional	(negative)
Outstanding ($ millions)	amount	fair value

CDOs – sold protection	$4,052	$(1,023)
CDOs – purchased protection	$3,681	$1,026

	As at October 31, 2009
		Positive/
	Notional	(negative)
Outstanding ($ millions)	amount	fair value

CDOs – sold protection	$6,000	$(1,620)
CDOs – purchased protection	$5,625	$1,657

     To hedge its trading exposures, the Bank purchases or sells CDOs to other financial institutions, along with purchasing and/or selling index tranches or single name credit default swaps (CDSs). The main driver of the value of CDOs/CDSs is changes in credit spreads. Based on positions held at January 31, 2010, a 50 basis point widening of relevant credit spreads in this portfolio would result in a pre-tax decrease in income of approximately $7 million.
     Approximately 53% of the Bank’s credit exposure to CDO swap counterparties is to entities which are externally or internally rated investment grade equivalent. The referenced assets underlying the trading book CDOs are substantially all corporate exposures, with no mortgage-backed securities.
Structured investment vehicles
The carrying value of the Bank’s investments in structured investment vehicles (SIVs) was nil as at January 31, 2010, and October 31, 2009. The Bank does not sponsor, manage or provide liquidity support to SIVs.
Exposure to monoline insurers
The Bank has insignificant direct exposure to monoline insurers. The Bank has indirect exposures of $1.2 billion (October 31, 2009 – $1.3 billion) in the form of monoline guarantees, which provide enhancement to public finance and other transactions, where the Bank has provided credit facilities to either the issuers of securities or facilities which hold such securities. The Bank’s public finance exposures of $0.3 billion (October 31, 2009 – $0.4 billion) were primarily to U.S. municipalities and states. Approximately 83% of these securities are rated investment grade without the guarantee, and represent risk the Bank would take without the availability of the guarantee.
     Other indirect exposures to monoline insurers were $0.9 billion (October 31, 2009 – $0.9 billion). These exposures were primarily composed of $0.7 billion (October 31, 2009 – $0.7 billion) of guarantees by the monolines on diversified asset-backed securities held by the Bank’s U.S. multi-seller conduit (as discussed below in the section on Multi-seller conduits sponsored by the Bank). As at January 31, 2010, the two monoline insurers were rated non-investment grade by the external rating agencies.
Other exposures
As at January 31, 2010, the Bank has insignificant or no exposure to the following categories: Alt-A loans and securities; highly leveraged loans awaiting syndication; and auction-rate securities.
Off-balance sheet arrangements
In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s results of operations or financial condition. These arrangements can be classified into the following categories: variable interest entities (VIEs), securitizations, and guarantees and other commitments. No material contractual obligations were entered
Scotiabank First Quarter Report 2010     11

MANAGEMENT’S DISCUSSION & ANALYSIS
into this quarter by the Bank that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.
Multi-seller conduits sponsored by the Bank
The Bank sponsors three multi-seller conduits, two of which are Canadian-based and one in the United States. The Bank earns commercial paper issuance fees, program management fees, liquidity fees and other fees from these multi-seller conduits, which totalled $13 million in the first quarter, compared to $29 million in the same quarter last year.
     As further described below, the Bank’s exposure to these off-balance sheet conduits primarily consists of liquidity support, program-wide credit enhancement and temporary holdings of commercial paper. The Bank has a process to monitor these exposures and significant events impacting the conduits to ensure there is no change in the primary beneficiary, which could require the Bank to consolidate the assets and liabilities of the conduits at fair value.
Canada
The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $1.5 billion as at January 31, 2010 (October 31, 2009 – $1.8 billion). As at January 31, 2010, total commercial paper outstanding for the Canadian-based conduits administered by the Bank was $1.2 billion (October 31, 2009 – $1.6 billion), and the Bank held less than one per cent of the total commercial paper issued by these conduits. The following table presents a summary of assets purchased and held by the Bank’s two Canadian multi-seller conduits as at January 31, 2010, and October 31, 2009, by underlying exposure:

	As at January 31, 2010
	Funded		Unfunded	Total
($ millions)	assets	(1)	commitments	exposure	(2)

Auto loans/leases	$363		$190	$553
Equipment loans	570		11	581
Trade receivables	165		59	224
Canadian residential mortgages	61		1	62
Retirement savings plan loans	81		2	83

Total(3)	$1,240		$263	$1,503

	As at October 31, 2009
	Funded		Unfunded	Total
($ millions)	assets	(1)	commitments	exposure	(2)

Auto loans/leases	$505		$138	$643
Equipment loans	723		43	766
Trade receivables	165		59	224
Canadian residential mortgages	67		1	68
Retirement savings plan loans	92		2	94

Total(3)	$1,552		$243	$1,795

(1)	Funded assets are reflected at original cost, which approximates estimated fair value.

(2)	Exposure to the Bank is through global-style liquidity facilities and letters of guarantee.

(3)	These assets are substantially sourced from Canada.
     Substantially all of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. As at January 31, 2010, the funded assets had an equivalent rating of AA- or higher based on the Bank’s internal rating program. While 55% of the total funded assets have final maturities falling within three years, the weighted average repayment period, based on cash flows, approximates one year. There is no exposure to U.S. subprime mortgage risk within these two conduits.
United States
The Bank’s primary exposure to the U.S.-based conduit is the liquidity support and program-wide credit enhancement provided, with total liquidity facilities of $7.6 billion as at January 31, 2010 (October 31, 2009 – $7.5 billion). As at January 31, 2010, total commercial paper outstanding for the U.S.-based conduit administered by the Bank was $3.5 billion (October 31, 2009 – $4.2 billion), and the Bank did not hold any commercial paper issued by this conduit.
     A significant portion of the conduit’s assets have been structured to receive credit enhancement from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduit has a deal-specific liquidity facility provided by the Bank in the form of an asset purchase agreement, which is available to absorb the losses on defaulted assets, if any, in excess of losses absorbed by deal-specific seller credit enhancement, and the subordinated note issued by the conduit. The Bank’s liquidity agreements with the conduit generally call for the Bank to fund full par value of all assets, including defaulted assets, if any, of the conduit.
12     Scotiabank First Quarter Report 2010

MANAGEMENT’S DISCUSSION & ANALYSIS
     The following table presents a summary of assets purchased and held by the Bank’s U.S. multi-seller conduit as at January 31, 2010, and October 31, 2009, by underlying exposure:

	As at January 31, 2010
	Funded		Unfunded	Total
($ millions)	assets	(1)	commitments	exposure	(2)

Credit card/consumer receivables	$269		$23	$292
Auto loans/leases	1,559		824	2,383
Trade receivables	744		3,191	3,935
Loans to closed-end mutual funds	—		—	—
Diversified asset-backed securities	712		14	726
Corporate loans(3)	252		17	269

Total(4)	$3,536		$4,069	$7,605

	As at October 31, 2009
	Funded		Unfunded	Total
($ millions)	assets	(1)	commitments	exposure	(2)

Credit card/consumer receivables	$253		$45	$298
Auto loans/leases	1,501		620	2,121
Trade receivables	1,049		2,712	3,761
Loans to closed-end mutual funds	115		73	188
Diversified asset-backed securities	741		15	756
Corporate loans(3)	348		46	394

Total(4)	$4,007		$3,511	$7,518

(1)	Funded assets are reflected at original cost. The fair value of these assets as at January 31, 2010 was estimated to be $3.2 billion (October 31, 2009 – $3.6 billion).

(2)	Exposure to the Bank is through global-style liquidity facilities in the form of asset purchase agreements.

(3)	These assets represent secured loans that are externally rated investment grade.

(4)	These assets are sourced from the U.S.
     As at January 31, 2010, approximately 76% of the conduit’s funded assets were rated “A” or higher, either externally (45%) or based on the Bank’s internal rating program (31%). A high proportion of the assets held in the conduit were rated investment grade as at January 31, 2010. While 62% of the total funded assets have final maturities falling within five years, the weighted average repayment period, based on expected cash flows, approximates 1.6 years.
     The conduit has investments in two pools of diversified asset-backed securities. The assets underlying these securities are primarily retail loans, including U.S. home equity, student loans and residential mortgage-backed securities. These pools are guaranteed by monoline insurers both of which were rated non-investment grade by the external rating agencies in 2009.
     During the first quarter of 2010, there were no events that required a reassessment of the primary beneficiary of this conduit.
Liquidity facilities provided to non-Bank sponsored conduits
For conduits not administered by the Bank, liquidity facilities totalled $590 million as at January 31, 2010 (October 31, 2009 – $640 million), all of which were for U.S. third-party conduits. The assets of these non-Bank sponsored conduits, which are not administered by the Bank, are almost entirely consumer auto-based securities.
Approximately 85% of these assets are externally rated AAA. The majority of the liquidity facilities have an original committed term of 364 days, renewable at the option of the Bank. There is no exposure to U.S. subprime mortgage risk.
Funding vehicles
The Bank uses special purpose entities (SPEs) to facilitate the cost-efficient financing of its operations. The Bank has three such SPEs – Scotiabank Capital Trust, Scotiabank Subordinated Notes Trust and Scotiabank Tier 1 Trust –that are VIEs and are not consolidated on the Bank’s balance sheet, as the Bank is not the primary beneficiary. Scotiabank Trust Securities, Scotiabank Trust Subordinated Notes and Scotiabank Tier 1 Securities issued by the trusts are not reported on the Consolidated Balance Sheet, but qualify as regulatory capital. The deposit notes issued by the Bank to Scotiabank Capital Trust, Scotiabank Subordinated Notes Trust and Scotiabank Tier 1 Trust are reported in deposits. Total deposits recorded by the Bank as at January 31, 2010, from these trusts were $4.0 billion (October 31, 2009 – $4.0 billion). The Bank recorded interest expense of $61 million on these deposits for the three months ended January 31, 2010, compared to $50 million for the three months ended January 31, 2009.
Collateralized debt obligation entities
The Bank holds an interest in VIEs structured to match specific investor requirements. Loans or credit derivatives are held by the VIE to create security offerings for investors that match their investment needs and preferences. The Bank’s maximum exposure to loss from these VIEs in which the Bank has a significant variable interest was $91 million as at January 31, 2010 (October 31, 2009 – $307 million). The reduction in maximum exposure to loss is due to market events and conditions in the quarter.
Other off-balance sheet arrangements
The Bank may securitize residential mortgages as a means to diversify its funding sources, as this represents a cost effective means to fund the growth in this portfolio. A further $0.6 billion in residential mortgages were securitized this quarter, bringing the balance of outstanding
Scotiabank First Quarter Report 2010 13

MANAGEMENT’S DISCUSSION & ANALYSIS
mortgages securitized to $16.7 billion as at January 31, 2010, compared to $17.5 billion as at October 31, 2009.
     Guarantees and other indirect commitments increased 2% from October 31, 2009. Fees from guarantees and loan commitment arrangements recorded in other income were $107 million in the three-month period ended January 31, 2010, compared to $105 million in the previous quarter.
Accounting Policies and Controls
Accounting policies and estimates
The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). See Note 1 to the 2009 annual consolidated financial statements for more information about the significant accounting principles used to prepare the financial statements. The key assumptions and bases for estimates that management has made under GAAP, and their impact on the amounts reported in the interim consolidated financial statements and notes, remain substantially unchanged from those described in our 2009 Annual Report.
Future accounting changes
The following summarizes future accounting policy changes that will be relevant to the Bank’s consolidated financial statements.
Transition to International Financial Reporting Standards (IFRS)
Canadian publicly accountable enterprises must transition to IFRS for fiscal years beginning on or after January 1, 2011. For the Bank, IFRS will be effective for interim and annual periods commencing November 1, 2011, and will include the preparation and reporting of one year of comparative figures.
     In order to prepare for the transition to IFRS, the Bank has developed an implementation plan which consists of three related phases: (i) planning and governance; (ii) review and detailed assessment; and (iii) design, development and implementation.
Planning and governance
Formal governance and project management practices are considered essential to a successful transition. This phase involved the launch of an enterprise-wide project and the establishment of a formal governance structure comprising senior levels of management from all relevant departments that may be affected by the changeover. The Bank has developed a transition plan and regular reporting on the progress against this plan is provided to senior management and to the Audit and Conduct Review Committee of the Board of Directors.
Review and detailed assessment
The review and detailed assessment phase encompasses identifying the impact of significant accounting differences on business processes, systems, financial statements and internal control over financial reporting. This phase also includes the identification, evaluation and selection of first-time adoption decisions and ongoing accounting policies necessary for the Bank to change over to IFRS.
     The Bank has identified certain critical standards that have the potential to significantly affect the financial statements, operations or capital of the Bank. These standards include, but are not limited to, Consolidation, Financial Instruments (including Derecognition and Impairment), Business Combinations and First-time Adoption of IFRS.
     The Bank’s IFRS teams are progressing as planned in this phase of the overall transition project. Progress has been made in assessing the impact of key first-time adoption and accounting policy choices under IFRS. However, management strategies are evolving, and will change as we continue to review our preliminary assessments of financial, capital and business implications.
     A training program has been implemented for key stakeholders. IFRS awareness training to critical business areas and in-depth training sessions to the finance, key support and project teams have been provided and will continue during the remainder of the transition period.
     The Bank has also commenced projects for other broader implications of the conversion to IFRS. This includes areas such as investor relations, performance measurement, and risk management.
Design, development and implementation
The third phase of the IFRS conversion project entails the design, development and implementation of change requirements to business and financial reporting processes, systems, internal controls, and accounting policies and practices that support the Bank’s reporting of IFRS-compliant financial data for fiscal years 2011, 2012, and thereafter. Documentation and update of key materials, such as accounting policy manuals and internal control documents, will be revised during this phase. This phase will include final communication to impacted staff and stakeholders, including provision of training as required. Appropriate oversight and control will be in place to ensure a smooth implementation and transition to IFRS.
14 Scotiabank First Quarter Report 2010

MANAGEMENT’S DISCUSSION & ANALYSIS
Changing IFRS landscape
As accounting standards and interpretations will continue to change prior to transition, the Bank has and will continue to adjust its implementation plan accordingly. The Bank actively monitors developments in standards as issued by the International Accounting Standards Board (IASB) and the Canadian AcSB, as well as regulatory developments as issued by the Canadian Securities Administrator and OSFI.
     The impact of IFRS on the Bank’s consolidated financial results at the time of transition and on implementation is not reasonably determinable at this time.
Changes in internal control over financial reporting
There have been no changes in the Bank’s internal control over financial reporting during the quarter ended January 31, 2010, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
Related party transactions
There were no changes to the Bank’s procedures and policies for related party transactions from those outlined on pages 82 and 136 of the 2009 Annual Report. All transactions with related parties continued to be at market terms and conditions.
Outlook
The global economy continues to gain traction, fuelled by historically low interest rates, government fiscal stimulus and a revival of consumer spending. While the recovery is being led by China, India and a number of other emerging nations, there are increasing signs of sustainable revival in the U.S., Canada and overseas developed nations. In this environment, interest rates are likely to be moving higher by year end, particularly if inflation begins to drift up.
     Fiscal stimulus also will begin to diminish as governments focus on reining in deficits, tempering growth trends into 2011. While domestic economic conditions are much stronger in Canada than in the U.S., exporters will continue to be challenged by a strong Canadian dollar, which is likely to remain near parity with the U.S. currency if commodity markets continue to strengthen.
     As markets and the economy continue to recover, and with its strong first quarter results, the Bank is well positioned to meet its stated objectives for the year.
Scotiabank First Quarter Report 2010 15

MANAGEMENT’S DISCUSSION & ANALYSIS
Business Segment Review
Canadian Banking

	For the three months ended
(Unaudited) ($ millions)	January 31	October 31	January 31
(Taxable equivalent basis)(1)	2010	2009	2009

Business segment income
Net interest income	$1,298	$1,280	$1,146
Provision for credit losses	180	190	155
Other income	623	606	556
Non-interest expenses	962	991	934
Provision for income taxes	218	202	175
Non-controlling interest in net income of subsidiaries	1	—	—

Net income	$560	$503	$438

Other measures
Return on economic equity(1)	25.4%	22.1%	25.8%
Average assets ($ billions)	$199	$196	$189

(1)	Refer to page 5 for a discussion of non-GAAP measures.
Q1 2010 vs Q1 2009
Canadian Banking reported record net income of $560 million this quarter, an increase of $122 million or 28% from the same quarter last year.
     Average assets before securitization rose $10 billion or 5% from the same quarter last year. The increase was due primarily to growth of $7 billion or 6% in residential mortgages and $4 billion or 21% in personal lines of credit. Personal deposits grew $13 billion, an increase of 14%. This includes $10 billion of broker-sourced deposits transferred from Group Treasury this quarter to better align this product offering with the overall Canadian Banking retail product strategy. In addition, growth was recorded in high interest savings and chequing accounts. Non-personal deposits rose $9 billion or 20% from growth in both current accounts and non-personal savings.
     Total revenue was up $219 million or 13% from the same period last year, from both higher net interest income and other income.
     Net interest income of $1,298 million was up $152 million or 13% from the first quarter of last year, reflecting a 17 basis point improvement in the margin, driven by lower wholesale funding interest rates and strong volume growth in both average assets and deposits. Volume growth in part reflected new and innovative products and services introduced last year, including the Save Now Save Later mortgage and Scotia Power Savings account, as well as our new Scotia Mortgage Authority broker channel. The higher margin also reflected improved spreads on both assets and deposits. Variable and fixed mortgage spreads increased from relatively low levels in 2009 in part due to reduced liquidity costs. There were also improved spreads as a result of re-pricing of lines of credit and deposit accounts.
     Other income increased $67 million or 12% from the same quarter last year from growth in wealth management and commercial banking. Wealth management revenues grew mainly due to higher mutual fund fees, and full service brokerage and Private Client Group revenues reflecting strong net sales growth and improved markets, as well as the full quarter impact of the contribution from CI Financial. ScotiaFunds market share continues to increase and was ranked #1 in net sales compared to the other Canadian banks for the quarter. Commercial Banking revenues increased due to lower writedowns on securities and higher credit fees.
     The provision for credit losses was $180 million, up from $155 million in the same quarter last year. The increase was mainly due to higher retail provisions in the unsecured lending portfolios, and to moderately higher commercial provisions.
     Non-interest expenses continued to be well managed and rose 3% from the first quarter of last year, due to higher volume-related expenses (including broker commissions), stock-based compensation and growth initiatives. Partially offsetting were lower professional costs and underlying staffing.
Q1 2010 vs Q4 2009
Quarter over quarter, net income grew by $57 million or 11%. Return on economic equity was 25.4% versus 22.1% last quarter.
     Average assets before securitization rose $3 billion or 2% led by growth in retail mortgages and personal lines of credit. Deposits increased $14 billion or 10%, primarily due to the transfer of broker-sourced deposits noted above. As well, there were larger current account, high interest savings and chequing account balances.
     Total revenues rose $35 million or 2% from the last quarter, from both higher net interest income and other income.
     Net interest income increased by 1%, from both average asset and deposit growth and improved spreads on mortgages and personal lines of credit. This was partly offset by lower spreads on GICs and the inclusion of the thinner spread broker-sourced deposits.
     Other income was up $17 million or 3% from last quarter, mostly in commercial banking due to lower writedowns on securities and higher credit fees and higher mutual fund and Private Client Group revenues in wealth management. These were partially offset by lower transaction-based revenues in online brokerage.
     The provision for credit losses of $180 million was down $10 million from the previous quarter. The decrease was due mainly to lower retail provisions in the unsecured lending portfolios, partially offset by moderately higher commercial provisions.
     Expenses were 3% below last quarter as a result of lower loyalty reward point costs and performance-based compensation. The decrease was partially offset by higher stock-based compensation.
16 Scotiabank First Quarter Report 2010

MANAGEMENT’S DISCUSSION & ANALYSIS
International Banking

	For the three months ended
(Unaudited) ($ millions)	January 31	October 31	January 31
(Taxable equivalent basis)(1)	2010	2009	2009

Business segment income
Net interest income	$940	$888	$947
Provision for credit losses	177	167	116
Other income	434	364	471
Non-interest expenses	706	741	772
Provision for income taxes	172	33	114
Non-controlling interest in net income of subsidiaries	25	28	28

Net income	$294	$283	$388

Other measures
Return on economic equity(1)	11.5%	10.2%	17.2%
Average assets ($ billions)	$83	$81	$95

(1)	Refer to page 5 for a discussion of non-GAAP measures.
Q1 2010 vs Q1 2009
International Banking’s net income in the first quarter was $294 million, a decrease of $94 million or 24% from last year. Excluding the $47 million negative impact of a stronger Canadian dollar, the year-over-year decrease was $47 million. Return on economic equity was 11.5% versus 17.2% last year.
     Average asset volumes were $83 billion this quarter, down $12 billion from the same period last year, due largely to the $10 billion or 10% negative impact of the foreign currency translation. Growth of 3% in average retail loans, predominantly in Mexico, was more than offset by a 6% decline in average commercial loans, reflecting reduced demand for commercial credit across the division. Real growth in low-cost deposits was strong at 12%, mainly in the Caribbean and Mexico.
     Total revenues were $1,374 million in the first quarter, a decrease of $44 million or 3% from last year. Excluding foreign currency translation, revenue growth was 8%.
     Net interest income was $940 million this quarter, slightly down from the prior year. Results benefited from the positive fair value changes in financial instruments used for asset/liability management purposes, contributions from acquisitions, growth in more profitable segments in the Caribbean and Peru resulting in higher margins, and increased contributions from associated companies. These factors were more than offset by the negative impact of foreign currency translation.
     Other income was $434 million, down $37 million or 8% from last year. This resulted from the negative impact of the stronger Canadian dollar, as well as a $32 million loss recorded on the Bank’s investment in an affiliate in Venezuela to reflect significant devaluation in the Venezuelan bolivar this quarter. More than offsetting these negative factors were higher net gains on securities, widespread transaction-driven earnings and the impact of the gain on the sale of the pension administration business in Mexico.
     The provision for credit losses was $177 million this quarter, compared to $116 million in the same period last year. The increase was due mainly to a provision for one commercial account in the Caribbean, whereas the same quarter last year benefited from reversals in commercial provisions. Retail provision amounts were unchanged.
     Non-interest expenses of $706 million were down $66 million from the same period last year. The expense decline included a $62 million favourable impact of foreign currency translation as a result of the strong Canadian dollar, the release of legal provisions no longer required related to the Bank’s acquisition in Peru, and lower business tax provisions. Excluding these items, non-interest expenses increased by $27 million or 4%, reflecting normal business operations.
     The effective tax rate this quarter was high at 35%, compared to 22% last year. The increase was due to lower income in low tax jurisdictions, primarily in the Caribbean, non-deductibility of the foreign exchange devaluation loss on the investment in the Venezuelan affiliate, and a correction of a tax expense related to a prior acquisition.
Q1 2010 vs Q4 2009
At $294 million, net income increased $11 million over the previous quarter. Return on economic equity improved to 11.5% versus 10.2% last quarter.
     Average asset volumes were $83 billion this quarter compared to $81 billion last quarter. The increase of $2 billion was due primarily to the increase in securities purchased under resale agreements in Mexico, and a modest increase in retail loan balances. Growth in low-cost deposits was strong at 3%.
     Total revenue was up 10% or $122 million this quarter, reaching $1,374 million.
     Net interest income of $940 million increased $52 million quarter over quarter. The increase reflected positive fair value changes in financial instruments used for asset/liability management purposes of $22 million, along with strong treasury results and higher contributions from associated companies.
     Compared to last quarter, other income increased $70 million to $434 million despite the foreign currency devaluation loss on the investment in the Venezuelan affiliate. The strong results reflected the gain on the sale of the pension administration business in Mexico, as well as higher net gains on securities, foreign exchange revenues and increased credit related fees, primarily in the Caribbean and Pacific.
     The provision for credit losses was $177 million up $10 million from last quarter. The increase in provisions from the previous quarter was due mainly to higher retail provisions in Mexico, Chile and the Caribbean, partially offset by lower provisions in Peru.
     Non-interest expenses decreased $35 million or 5% from last quarter. Expenses benefited from the release of legal provisions no longer required, and lower business tax provisions. Other operating costs decreased $8 million or 1%, reflecting lower professional expenses and the seasonality of certain expenses.
     The effective tax rate of 35% this quarter reflects lower income in low tax jurisdictions, non-deductibility of the foreign currency devaluation loss on the investment in the Venezuelan affiliate, and a correction of a tax expense related to a prior acquisition.
Scotiabank First Quarter Report 2010 17

MANAGEMENT’S DISCUSSION & ANALYSIS
Scotia Capital

	For the three months ended
(Unaudited) ($ millions)	January 31	October 31	January 31
(Taxable equivalent basis)(1)	2010	2009	2009

Business segment income
Net interest income	$304	$321	$338
Provision for credit losses	14	63	10
Other income	596	589	366
Non-interest expenses	307	284	291
Provision for income taxes	198	210	103

Net income	$381	$353	$300

Other measures
Return on economic equity(1)	18.5%	18.1%	22.4%
Average assets(2) ($ billions)	$160	$167	$195

(1)	Refer to page 5 for a discussion of non-GAAP measures.

(2)	Amounts for January 31, 2009, have been restated to reflect the impact of the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of 2009, effective November 1, 2008 (refer to Note 1 of the Consolidated Financial Statements in the 2009 Annual Report for further details).
Q1 2010 vs Q1 2009
Net income for the quarter was very strong at $381 million, the second highest quarter on record. This represents an $81 million or 27% increase from last year, driven by solid revenues across all business units. Partly offsetting the increase were higher income taxes and modest growth in non-interest expenses compared to the prior year. Return on economic equity at 18.5% was down from last year due to higher equity attributed to the business.
     Average assets decreased $35 billion or 18% from the same period last year. There was a $20 billion or 39% decrease in corporate loans and acceptances across all lending businesses. There was also a $19 billion decrease in average derivative instrument assets, with a corresponding decrease in average derivative instrument liabilities. These decreases were partially offset by a modest increase in trading securities and loans to support both client-driven activities and trading opportunities.
     Total revenues at $900 million increased $196 million or 28%, driven by substantial growth in Global Capital Markets which reported its second highest revenues ever. Revenues in Global Corporate and Investment Banking were relatively flat, as lower net interest income from reduced lending volumes was offset by higher other income.
     Net interest income decreased $34 million or 10% due primarily to a substantial decrease in corporate loan volumes, which was partly offset by wider corporate lending spreads and higher loan origination fees, as well as higher interest from trading operations.
     Scotia Capital’s provision for credit losses was $14 million in the first quarter, compared to $10 million in the same period last year. New provisions this quarter were attributable primarily to one account in Canada.
     Other income increased $230 million or 63%, reflecting strong trading revenues in Global Capital Markets and the derivative trading losses incurred in the first quarter of last year. All businesses contributed strong results, although revenues from fixed income and foreign exchange did not reach the exceptionally high levels achieved a year ago. Other income also increased in Global Corporate and Investment Banking from positive fair value changes in securities and higher credit fees, partly offset by lower investment banking revenues.
     Total non-interest expenses were $307 million in the first quarter, 5% higher than last year. The increase reflected higher performance and stock-based compensation, salaries and benefits and support costs, partly offset by reduced legal provisions.
     Higher income taxes reflected a greater proportion of income earned in jurisdictions with a higher tax rate than in the prior year.
Q1 2010 vs Q4 2009
Net income increased $28 million or 8% from last quarter, primarily reflecting lower provisions for credit losses, partly offset by higher expenses.
     Total assets decreased $7 billion as corporate loans and acceptances decreased $4 billion across all lending businesses. There was also a $2 billion decrease in average derivative instrument assets, with a corresponding decrease in average derivative instrument liabilities.
     Total revenues were slightly lower than last quarter, as higher trading revenues in Global Capital Markets were offset by reduced revenues in Global Corporate and Investment Banking.
     Net interest income decreased $17 million, as a decrease in corporate loan volumes was partly offset by higher interest from trading operations.
     The provision for credit losses of $14 million was down from $63 million in the previous quarter. New provisions this quarter were attributable primarily to one account in Canada.
     Other income was up modestly. Strong growth in Global Capital Markets was driven by increases in derivatives and precious metals, partly offset by lower revenues from the institutional equities business. Other income was lower in Global Corporate and Investment Banking, as a decline in credit fees and investment banking revenues were partly offset by positive fair value changes in securities.
     Total non-interest expenses were $307 million, 8% higher than last quarter. The increase reflects higher performance-based and stock-based compensation due to incentive plan changes. Salaries, pension and benefits costs and computer expenses also increased, offset by lower legal provisions.
18 Scotiabank First Quarter Report 2010

MANAGEMENT’S DISCUSSION & ANALYSIS
Other(1)

	For the three months ended
(Unaudited) ($ millions)	January 31	October 31	January 31
(Taxable equivalent basis)(2)	2010	2009	2009

Business segment income
Net interest income(3)	$(395)	$(390)	$(465)
Provision for credit losses	—	—	—
Other income	106	77	(8)
Non-interest expenses	34	48	13
Provision for income taxes(3)	(76)	(124)	(202)

Net income (loss)(4)	$(247)	$(237)	$(284)

Other measures
Average assets ( $ billions)	$59	$51	$51

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2)	Refer to page 5 for a discussion of non-GAAP measures.

(3)	Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended January 31, 2010 ($75), October 31, 2009 ($73), and January 31, 2009 ($70), to arrive at the amounts reported in the Consolidated Statement of Income.

(4)	Net loss for the three months ended January 31, 2010, decreased by $37 million due to the transfer of $10 billion of broker-sourced deposits to Canadian Banking from Group Treasury.
Q1 2010 vs Q1 2009
The Other segment had a net loss of $247 million in the first quarter, compared to a loss of $284 million last year.
     Net interest income and the provision for income taxes include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $75 million in the first quarter, compared to $70 million in the same period last year.
     Total revenue this quarter was negative $289 million, an improvement of $184 million from the prior year.
     Net interest income was negative $395 million this quarter as compared to negative $465 million in the same quarter last year. The year-over-year improvement was due mainly to the change in the fair value of financial instruments used for asset/liability management purposes. This was partly offset by the negative impact of term funding costs compared to lower short-term wholesale rates used for transfer pricing with the business segments.
     Other income was $106 million in the first quarter, $114 million higher than last year. This increase was mainly attributable to a lower level of writedowns on available-for-sale securities, partly offset by lower securitization revenues.
     Non-interest expenses were $34 million this quarter, an increase of $21 million from last year, due primarily to higher legal expenses.
     The provision for income taxes was a credit of $76 million this quarter, a decline of $126 million from the prior year. This decline was mainly due to stronger business results, as well as net writedowns of future tax assets as a result of the Ontario tax rate reductions enacted in the current quarter.
Q1 2010 vs Q4 2009
There was a net loss of $247 million in the first quarter as compared to a loss of $237 million in the prior quarter.
     The elimination of tax exempt income gross-up was $75 million in the first quarter, compared to $73 million last quarter.
     Total revenue this quarter was negative $289 million, an increase of $24 million from last quarter.
     Net interest income was negative $395 million in the first quarter, slightly down by $5 million from last quarter, mainly due to the change in the fair value of financial instruments used for asset/liability management purposes. This was partially offset by lower term funding volumes.
     Other income was $106 million in the first quarter, $29 million above last quarter. This increase was mainly due to higher net gains on the sales of securities and lower writedowns.
     Non-interest expenses were $34 million this quarter, $14 million lower than last quarter. The decline was driven by lower securitization expenses and the timing of property expenses.
     The provision for income taxes was a credit of $76 million this quarter, a decline of $48 million from the prior quarter. This decline was mainly due to the net writedowns of future tax assets as a result of the Ontario tax rate reductions enacted in the current quarter.
Scotiabank First Quarter Report 2010 19

MANAGEMENT’S DISCUSSION & ANALYSIS
Total

	For the three months ended
	January 31	October 31	January 31
(Unaudited) ($ millions)	2010	2009	2009

Business segment income
Net interest income	$2,147	$2,099	$1,966
Provision for credit losses	371	420	281
Other income	1,759	1,636	1,385
Non-interest expenses	2,009	2,064	2,010
Provision for income taxes	512	321	190
Non-controlling interest in net income of subsidiaries	26	28	28

Net income	$988	$902	$842

Other measures
Return on equity (1)(2)	17.4%	16.4%	16.2%
Average assets(2) ($ billions)	$501	$495	$530

(1)	Refer to page 5 for a discussion of non-GAAP measures.

(2)	Amounts for January 31, 2009, have been restated to reflect the impact of the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of 2009, effective November 1, 2008 (refer to Note 1 of the Consolidated Financial Statements in the 2009 Annual Report for further details).
Geographic Highlights

	For the three months ended
	January 31	October 31	January 31
(Unaudited) ($ millions)	2010	2009	2009

Geographic segment income
Canada	$676	$571	$361
United States	131	131	23
Mexico	69	48	57
Other international	308	305	559
Corporate adjustments	(196)	(153)	(158)

Net income	$988	$902	$842

Average assets ($ billions)
Canada	$332	$336	$331
United States	48	43	51
Mexico	18	16	21
Other international	97	95	117
Corporate adjustments	6	5	10

	$501	$495	$530

Quarterly Financial Highlights

	For the three months ended
	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30
	2010	2009	2009	2009	2009	2008	2008	2008

Total revenue ( $ millions)	$3,906	$3,735	$3,775	$3,596	$3,351	$2,491	$3,374	$3,172
Total revenue (TEB(1)) ($ millions)	3,981	3,808	3,843	3,673	3,421	2,586	3,477	3,272
Net income ($ millions)	988	902	931	872	842	315	1,010	980
Basic earnings per share ($)	0.92	0.84	0.87	0.81	0.80	0.28	0.99	0.97
Diluted earnings per share ($)	0.91	0.83	0.87	0.81	0.80	0.28	0.98	0.97

(1)	Refer to page 5 for a discussion of non-GAAP measures.
20 Scotiabank First Quarter Report 2010

MANAGEMENT’S DISCUSSION & ANALYSIS
Share Data

	As at
	January 31
(thousands of shares outstanding)	2010

Common shares	1,028,666	(1)

Preferred shares Series 12	12,000	(2)
Preferred shares Series 13	12,000	(3)
Preferred shares Series 14	13,800	(4)
Preferred shares Series 15	13,800	(5)
Preferred shares Series 16	13,800	(6)
Preferred shares Series 17	9,200	(7)
Preferred shares Series 18	13,800	(8)(9)
Preferred shares Series 20	14,000	(8)(10)
Preferred shares Series 22	12,000	(8)(11)
Preferred shares Series 24	10,000	(8)(12)
Preferred shares Series 26	13,000	(8)(13)
Preferred shares Series 28	11,000	(8)(14)

Series 2000-1 trust securities issued by BNS Capital Trust	500	(15)
Series 2002-1 trust securities issued by Scotiabank Capital Trust	750	(16)
Series 2003-1 trust securities issued by Scotiabank Capital Trust	750	(16)
Series 2006-1 trust securities issued by Scotiabank Capital Trust	750	(16)
Series 2009-1 trust securities issued by Scotiabank Tier 1 Trust	650	(16)

Scotiabank Trust Subordinated Notes – Series A issued by Scotiabank Subordinated Notes Trust	1,000	(16)

Outstanding options granted under the Stock Option Plans to purchase common shares	26,061	(1)(17)

(1)	As at February 24, 2010, the number of outstanding common shares and options were 1,028,845 and 25,850, respectively. The number of other securities disclosed in this table were unchanged.

(2)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.

(3)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.30 per share.

(4)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.

(5)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.

(6)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.

(7)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.35 per share.

(8)	These preferred shares have conversion features.

(9)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. Dividends, if and when declared, during the initial five-year period ending on April 25, 2013, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 2.05%, multiplied by $25.00.

(10)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. Dividends, if and when declared, during the initial five-year period ending on October 25, 2013, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.70%, multiplied by $25.00.

(11)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. Dividends, if and when declared, during the initial five-year period ending on January 25, 2014, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.88%, multiplied by $25.00.

(12)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. Dividends, if and when declared, during the initial five-year period ending on January 25, 2014, will be payable in an amount of $0.3906 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 3.84%, multiplied by $25.00.

(13)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. Dividends, if and when declared, during the initial five-year period ending on April 25, 2014, will be payable in an amount of $0.390625 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.14%, multiplied by $25.00.

(14)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. Dividends, if and when declared, during the initial five-year period ending on April 25, 2014, will be payable in an amount of $0.390625 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.46%, multiplied by $25.00.

(15)	Reported in capital instrument liabilities on the Consolidated Balance Sheet.

(16)	Reported in deposits on the Consolidated Balance Sheet.

(17)	Included are 18,755 stock options with tandem stock appreciation right (SAR) features.
Further details, including convertibility features, are available in Notes 13, 14 and 17 of the October 31, 2009, consolidated financial statements presented in the 2009 Annual Report.
Scotiabank First Quarter Report 2010 21

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Income

	For the three months ended
	January 31	October 31	January 31
(Unaudited) ($ millions)	2010	2009	2009

Interest income
Loans(1)	$2,975	$2,961	$4,261
Securities(1)	1,024	1,029	744
Securities purchased under resale agreements	36	38	156
Deposits with banks	75	65	209

	4,110	4,093	5,370

Interest expenses
Deposits	1,599	1,671	2,752
Subordinated debentures	71	75	63
Capital instrument liabilities	9	9	9
Other	284	239	580

	1,963	1,994	3,404

Net interest income	2,147	2,099	1,966
Provision for credit losses (Note 4)	371	420	281

Net interest income after provision for credit losses	1,776	1,679	1,685

Other income
Card revenues	110	102	113
Deposit and payment services	220	220	231
Mutual funds	125	124	80
Investment management, brokerage and trust services	192	193	178
Credit fees	205	260	185
Trading revenues	285	255	180
Underwriting fees and other commissions	143	184	165
Foreign exchange other than trading	81	68	122
Net gain (loss) on securities, other than trading	91	20	(144)
Securitization revenues	18	21	98
Other	289	189	177

	1,759	1,636	1,385

Net interest and other income	3,535	3,315	3,070

Non-interest expenses
Salaries and employee benefits	1,187	1,097	1,130
Premises and technology	371	394	388
Communications	86	81	90
Advertising and business development	78	95	78
Professional	50	62	54
Business and capital taxes	37	41	50
Other	200	294	220

	2,009	2,064	2,010

Income before the undernoted	1,526	1,251	1,060
Provision for income taxes	512	321	190
Non-controlling interest in net income of subsidiaries	26	28	28

Net income	$988	$902	$842

Preferred dividends paid	49	49	37

Net income available to common shareholders	$939	$853	$805

Average number of common shares outstanding (millions):
Basic	1,025	1,021	1,001
Diluted	1,028	1,024	1,003

Earnings per common share (in dollars)(2):
Basic	$0.92	$0.84	$0.80
Diluted	$0.91	$0.83	$0.80

Dividends per common share (in dollars)	$0.49	$0.49	$0.49

Certain comparative amounts have been reclassified to conform to current period presentation.

(1)	Amounts for January 31, 2009, have been restated to reflect the impact of the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of 2009, effective November 1, 2008 (refer to Note 1 of the Consolidated Financial Statements in the 2009 Annual Report for further details).

(2)	The calculation of earnings per share is based on full dollar and share amounts.
The accompanying notes are an integral part of these interim consolidated financial statements.
22 Scotiabank First Quarter Report 2010

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheet

	As at
	January 31	October 31
(Unaudited) ($ millions)	2010	2009

Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$3,384	$3,355
Interest-bearing deposits with banks	48,867	34,343
Precious metals	5,085	5,580

	57,336	43,278

Securities
Trading	58,061	58,067
Available-for-sale (Note 2)	54,378	55,699
Equity accounted investments	3,697	3,528

	116,136	117,294

Securities purchased under resale agreements	16,970	17,773

Loans
Residential mortgages	105,412	101,604
Personal and credit cards	61,500	61,048
Business and government	104,200	106,520

	271,112	269,172
Allowance for credit losses (Note 4)	2,948	2,870

	268,164	266,302

Other
Customers’ liability under acceptances	7,652	9,583
Derivative instruments	25,373	25,992
Land, buildings and equipment	2,322	2,372
Goodwill	2,765	2,908
Other intangible assets	560	561
Other assets	10,348	10,453

	49,020	51,869

	$507,626	$496,516

Liabilities and shareholders’ equity
Deposits
Personal	$124,920	$123,762
Business and government	212,169	203,594
Banks	27,849	23,063

	364,938	350,419

Other
Acceptances	7,652	9,583
Obligations related to securities sold under repurchase agreements	39,471	36,568
Obligations related to securities sold short	13,339	14,688
Derivative instruments	27,699	28,806
Other liabilities	22,164	24,682
Non-controlling interest in subsidiaries	561	554

	110,886	114,881

Subordinated debentures (Note 5)	5,945	5,944

Capital instrument liabilities	500	500

Shareholders’ equity
Capital stock
Preferred shares	3,710	3,710
Common shares and contributed surplus	5,113	4,946
Retained earnings	20,353	19,916
Accumulated other comprehensive income (loss) (Note 7)	(3,819)	(3,800)

	25,357	24,772

	$507,626	$496,516

The accompanying notes are an integral part of these interim consolidated financial statements.
Scotiabank First Quarter Report 2010 23

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Changes in Shareholders’ Equity

	For the three months ended
	January 31	January 31
(Unaudited) ($ millions)	2010	2009

Preferred shares
Balance at beginning of period	$3,710	$2,860
Issued	—	850

Balance at end of period	3,710	3,710

Common shares and contributed surplus
Common shares:
Balance at beginning of period	4,946	3,829
Issued	150	667

Balance at end of period	5,096	4,496

Contributed surplus:
Balance at beginning of period	—	—
Stock option expense (Note 8)	17	—

Balance at end of period	17	—

Total	5,113	4,496

Retained earnings
Balance at beginning of period	19,916	18,549
Net income	988	842
Dividends: Preferred	(49)	(37)
Common	(502)	(493)
Other	—	(8)

Balance at end of period	20,353	18,853

Accumulated other comprehensive income (loss)(1)
Balance at beginning of period as previously reported	(3,800)	(3,596)
Cumulative effect of adopting new accounting policies	—	595

Balance at beginning of period as restated	(3,800)	(3,001)
Other comprehensive income (loss)	(19)	(428)

Balance at end of period	(3,819)	(3,429)

Total shareholders’ equity at end of period	$25,357	$23,630

Consolidated Statement of Comprehensive Income

	For the three months ended
	January 31	January 31
(Unaudited) ($ millions)	2010	2009

Net income	$988	$842

Other comprehensive income (loss), net of income taxes (Note 7):
Net change in unrealized foreign currency translation losses	(201)	(126)
Net change in unrealized gains (losses) on available-for-sale securities(1)	156	(164)
Net change in losses on derivative instruments designated as cash flow hedges	26	(138)

Other comprehensive income (loss)(1)	(19)	(428)

Comprehensive income(1)	$969	$414

(1)	Comparative amounts have been restated to reflect the impact of the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of 2009, effective November 1, 2008 (refer to Note 1 of the Consolidated Financial Statements in the 2009 Annual Report for further details).
The accompanying notes are an integral part of these interim consolidated financial statements.
24 Scotiabank First Quarter Report 2010

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Consolidated Statement of Cash Flows

	For the three months ended
Sources (uses) of cash flows	January 31	January 31
(Unaudited) ($ millions)	2010	2009

Cash flows from operating activities
Net income	$988	$842
Adjustments to determine net cash flows from (used in) operating activities(1)	582	102
Changes in operating assets and liabilities:
Net accrued interest receivable and payable	117	80
Trading securities	(146)	(2,351)
Derivative assets	(294)	2,012
Derivative liabilities	(631)	337
Other, net(1)	(2,206)	(2,333)

	(1,590)	(1,311)

Cash flows from financing activities
Deposits	16,707	(1,425)
Obligations related to securities sold under repurchase agreements	3,080	(437)
Obligations related to securities sold short	(1,300)	247
Subordinated debentures issued	—	1,000
Subordinated debentures redemptions/repayments	(11)	—
Preferred shares issued	—	600
Common shares issued	147	167
Cash dividends paid	(551)	(530)
Other, net	(45)	352

	18,027	(26)

Cash flows from investing activities
Interest-bearing deposits with banks	(14,826)	2,951
Securities purchased under resale agreements	780	4,872
Loans, excluding securitizations(1)	(3,885)	(6,337)
Loan securitizations	582	4,763
Non-trading securities(1)	1,050	(2,866)
Land, buildings and equipment, net of disposals	(5)	(51)
Other, net(2)	(64)	(1,563)

	(16,368)	1,769

Effect of exchange rate changes on cash and cash equivalents	(40)	1

Net change in cash and cash equivalents	29	433
Cash and cash equivalents at beginning of period	3,355	2,574

Cash and cash equivalents at end of period(3)	$3,384	$3,007

Cash disbursements made for:
Interest	$2,187	$3,614
Income taxes	$778	$253

(1)	Comparative amounts have been restated to reflect the impact of the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of 2009, effective November 1, 2008 (refer to Note 1 of the Consolidated Financial Statements in the 2009 Annual Report for further details).

(2)	For the three months ended January 31, 2010, comprises investments in subsidiaries and associated corporations, net of cash and cash equivalents at the date of acquisition of nil (January 31, 2009 – nil), net of non-cash consideration of common shares issued from treasury of nil (January 31, 2009 – $500), and non-cumulative preferred shares of nil (January 31, 2009 – $250).

(3)	Represents cash and non-interest-bearing deposits with banks.
The accompanying notes are an integral part of these interim consolidated financial statements.
Scotiabank First Quarter Report 2010 25

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Notes to the Interim Consolidated Financial Statements (Unaudited)
These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). They should be read in conjunction with the consolidated financial statements for the year ended October 31, 2009. The significant accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank’s year-end audited consolidated financial statements.
1.	Changes in accounting policies

There were no new accounting policies adopted in the current fiscal year. Note 1 to the Bank’s 2009 annual audited consolidated financial statements describes accounting policy changes.

2.	Available-for-sale securities

An analysis of unrealized gains and losses on available-for-sale securities is as follows:

	As at
	January 31, 2010					October 31, 2009
			Gross	Gross				Gross	Gross
			unrealized	unrealized	Fair			unrealized	unrealized	Fair
($ millions)	Cost	(1)	gains	losses	value	Cost	(1)	gains	losses	value

Canadian federal government debt	$12,911		$209	$41	$13,079	$11,507		$163	$68	$11,602
Mortgage-backed securities(2)	20,216		487	57	20,646	20,972		488	76	21,384
Canadian provincial and municipal debt	937		19	—	956	1,164		20	—	1,184
U.S. treasury and other U.S. agencies’ debt	306		—	10	296	706		9	14	701
Other foreign governments’ debt	6,872		265	37	7,100	7,703		321	35	7,989
Bonds of designated emerging markets	240		155	—	395	270		175	—	445
Other debt	8,851		245	180	8,916	9,609		224	234	9,599
Preferred shares	509		19	96	432	544		17	140	421
Common shares	2,291		299	32	2,558	2,211		224	61	2,374

Total available-for-sale securities	$53,133		$1,698	$453	$54,378	$54,686		$1,641	$628	$55,699

(1)	Cost for debt securities is amortized cost.

(2)	Includes securities retained by the Bank in connection with its mortgage securitizations. The outstanding balance of these mortgage-backed securities is $19,891 (October 31, 2009 – $20,864). Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.
The net unrealized gain on available-for-sale securities of $1,245 million (October 31, 2009 – gain of $1,013 million) decreases to a net unrealized gain of $1,028 million (October 31, 2009 – gain of $828 million) after the impact of qualifying hedges is taken into account. The net unrealized gain on available-for-sale securities is recorded in accumulated other comprehensive income.
26     Scotiabank First Quarter Report 2010

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
3.	Sales of loans through securitizations

The Bank securitizes residential mortgages through the creation of mortgage-backed securities. No credit losses are expected, as the mortgages are insured. For the quarter ended January 31, 2010, the key weighted-average assumptions used to measure the fair value at the dates of securitization were a prepayment rate of 21.3%, an excess spread of 1.2% and a discount rate of 1.5%. The following table summarizes the Bank’s sales.

	For the three months ended
	January 31	October 31	January 31
($ millions)	2010	2009	2009

Net cash proceeds(1)	$582	$690	$4,763
Retained interest	19	23	170
Retained servicing liability	(4)	(3)	(29)

	597	710	4,904
Residential mortgages securitized(2)	590	700	4,827

Net gain (loss) on sale(3)	$7	$10	$77

(1)	Excludes insured mortgages which were securitized and retained by the Bank of $390 for the three months ended January 31, 2010 (October 31, 2009 – $2,850; January 31, 2009 – $847). These assets are classified as available-for-sale securities and have an outstanding balance of $19,891 (refer to Note 2).

(2)	Includes sales of mortgage-backed securities in the current period that related to residential mortgages securitized by the Bank in prior periods but retained by the Bank at that time. For the three months ended January 31, 2010, these were nil (October 31, 2009 – nil; January 31, 2009 – $218).

(3)	Net of issuance costs.
4.	Impaired loans and allowance for credit losses (a) Impaired loans

	As at
				October 31
	January 31, 2010			2009
		Specific
($ millions)	Gross	allowance (1)	Net	Net

By loan type:
Residential mortgages	$1,305	$(212)	$1,093	$878
Personal and credit cards	848	(657)	191	193
Business and government	1,979	(586)	1,393	1,492

Total	$4,132	$(1,455)	$2,677	$2,563

By geography:
Canada			$777	$719
United States			229	354
Other International			1,671	1,490

Total			$2,677	$2,563

(1)	The specific allowance for impaired loans evaluated on an individual basis totalled $582 (October 31, 2009 – $446).
(b)	Allowance for credit losses

	As at and for the three months ended
									October 31
	January 31, 2010								2009
					Other,
				Provision	including
	Balance at			for	foreign		Balance
	beginning			credit	currency		at end		Balance at
($ millions)	of period	Write-offs	Recoveries	losses	adjustment	(1)	of period		end of period

Specific	$1,381	$(373)	$62	$372	$19		$1,461	(2)	$1,381
Sectoral(3)	44	—	—	(1)	—		43		44
General	1,450	—	—	—	—		1,450		1,450

	$2,875	$(373)	$62	$371	$19		$2,954		$2,875

(1)	As at January 31, 2010, includes $14 in specific allowances and nil of general allowances related to acquisitions (October 31, 2009 – $9 and nil).

(2)	As at January 31, 2010, $6 has been recorded in other liabilities (October 31, 2009 – $5).

(3)	The sectoral allowance is established to reflect the deterioration in the automotive industry sector.
Scotiabank First Quarter Report 2010     27

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
5.	Subordinated debentures

On December 15, 2009, the Bank repurchased US$10.1 million of Floating Rate Subordinated Debentures due August 2085.

6.	Capital management

The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. The objectives and practices of the Bank’s capital management process are consistent with those in place as at October 31, 2009.

Regulatory capital ratios

Regulatory capital ratios are determined in accordance with the revised capital framework based on the International convergence of capital measurement and capital standards: A revised framework, commonly known as Basel II.

The Bank uses the Advanced Internal Ratings Based Approach (AIRB) to compute credit risk for material Canadian, U.S. and European portfolios. The Bank is targeting the remaining material credit portfolios for application of AIRB approach between fiscal years 2011 and 2013, and currently uses the standardized approach for these portfolios. The Bank uses both internal models and standardized approaches to calculate market risk capital, and the standardized approach to calculate the operational risk capital requirements.

The two primary regulatory capital ratios used to assess capital adequacy are Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets. Risk-weighted assets represent the Bank’s exposures to credit, market and operational risk and are computed by applying a combination of the Bank’s internal credit risk parameters and the OSFI prescribed risk weights to on-and off-balance sheet exposures.

The regulatory minimum ratios prescribed by OSFI are 7% for Tier 1 capital and 10% for Total capital. The Bank substantially exceeded these minimum ratio thresholds as at January 31, 2010. OSFI has also prescribed an asset-to-capital leverage multiple; the Bank was in compliance with this threshold as at January 31, 2010.

Bank regulatory capital consists of two components –Tier 1 capital, which is more permanent, and Tier 2 capital as follows:

As at
January 31	October 31
($ millions)	2010	2009

Shareholders’ equity per consolidated balance sheet	$25,357	$24,772
Components of accumulated other comprehensive income excluded from Tier 1	(299)	(117)
Capital instrument liabilities – trust securities	3,400	3,400
Non-controlling interest in subsidiaries	561	554
Goodwill deduction	(2,765)	(2,908)
Other capital deductions(1)	(2,119)	(2,051)

Tier 1 capital	24,135	23,650

Qualifying subordinated debentures, net of amortization	5,845	5,833
Trust subordinated notes	1,000	1,000
Other net capital items(2)	(1,930)	(1,895)

Tier 2 capital	4,915	4,938

Total regulatory capital	29,050	28,588

Total risk weighted assets	$215,891	$221,656

Capital ratios
Tier 1 capital ratio	11.2%	10.7%
Total capital ratio	13.5%	12.9%
Assets-to-capital multiple	16.8	x	16.6	x

(1)	Comprised of 50% of all investments in certain specified corporations and other items.

(2)	Comprised of 50% of all investments in certain specified corporations and other items, 100% of investments in insurance entities, offset by eligible allowance for credit losses and net after-tax unrealized gain on available-for-sale equity securities.
28     Scotiabank First Quarter Report 2010

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
7.	Accumulated other comprehensive income (loss)

The components of accumulated other comprehensive income (loss) as at January 31, 2010, and other comprehensive income (loss) for the three months then ended were as follows:

Accumulated other comprehensive income (loss)

	As at and for the three months ended
	January 31, 2010				January 31, 2009
	Opening	Net	Ending		Opening	Transition		Net		Ending
($ millions)	balance	change	balance		balance	amount		change		balance

Unrealized foreign currency translation losses, net of hedging activities	$(3,917)	$(201)	$(4,118	)(1)	$(2,181)	$—		$(126)		$(2,307	)(1)
Unrealized gains (losses) on available-for-sale securities, net of hedging activities	540	156	696	(2)	(949)	595	(3)	(164	)(3)	(518	)(2)
Gains (losses) on derivative instruments designated as cash flow hedges	(423)	26	(397	)(4)	(466)	—		(138)		(604	)(4)

Accumulated other comprehensive income (loss)	$(3,800)	$(19)	$(3,819)		$(3,596)	$595		$(428)		$(3,429)

(1)	Net of cumulative income tax expense of $681 (January 31, 2009 – expense of $345).

(2)	Net of cumulative income tax expense of $332 (January 31, 2009 – benefit of $79).

(3)	Refer to the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of 2009, effective November 1, 2008 in Note 1 of the Consolidated Financial Statements in the 2009 Annual Report for further details.

(4)	Net of cumulative income tax benefit of $152 (January 31, 2009 – benefit of $273).
Other comprehensive income (loss)
The following table summarizes the changes in the components of other comprehensive income (loss).

	For the three months ended
	January 31	January 31
($ millions)	2010	2009

Net change in unrealized foreign currency translation losses
Net unrealized foreign currency translation losses(1)	$(296)	$(44)
Net gains (losses) on hedges of net investments in self-sustaining foreign operations(2)	95	(82)

	(201)	(126)

Net change in unrealized gains (losses) on available-for-sale securities
Net unrealized gains (losses) on available-for-sale securities(3)	235	(51	)(4)
Reclassification of net gains to net income(5)	(79)	(113)

	156	(164)

Net change in losses on derivative instruments designated as cash flow hedges
Net losses on derivative instruments designated as cash flow hedges(6)	(132)	(323)
Reclassification of net losses to net income(7)	158	185

	26	(138)

Other comprehensive income (loss)	$(19)	$(428)

(1)	Net of income tax expense of nil.

(2)	Net of income tax expense of $35 (January 31, 2009 – expense of $27).

(3)	Net of income tax expense of $80 (January 31, 2009 – benefit of $29).

(4)	Refer to the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of 2009, effective November 1, 2008 in Note 1 of the Consolidated Financial Statements in the 2009 Annual Report for further details.

(5)	Net of income tax expense of $36 (January 31, 2009 – expense of $2).

(6)	Net of income tax benefit of $48 (January 31, 2009 – benefit of $138).

(7)	Net of income tax benefit of $70 (January 31, 2009 – benefit of $83).
Scotiabank First Quarter Report 2010     29

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
8.	Stock based compensation

Equity Classified Stock Option Plan

Stock options issued after November 1, 2009, require settlement in shares only and do not contain the tandem share appreciation features, which provide the choice for settlement in cash or shares. On December 11, 2009, the Bank granted 3,953,456 options with an exercise price of $47.75 per option and at a weighted average fair value of $8.47 to selected employees, under the terms of the amended Employee Stock Option Plan. The Black Scholes option pricing model was used to determine the grant date fair value after incorporating appropriate assumptions as they relate to volatility, expected term, discount rate and dividend yield. These stock options vest evenly over a four-year period and are exercisable no later than 10 years after the date of grant. The fair value on the date of grant is expensed over the vesting period. Where the employee is eligible to retire prior to the vesting date, the fair value is expensed over the period between the grant date and the date of retirement eligibility. An amount of $17 million was recorded for the three months ended January 31, 2010, in Other non-interest expenses in the Consolidated Statement of Income with a corresponding credit to Contributed surplus within Shareholders’ equity in the Consolidated Balance Sheet.

9.	Employee future benefits

Employee future benefits include pensions and other post-retirement benefits, post-employment benefits and compensated absences. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended
	January 31	October 31	January 31
($ millions)	2010	2009	2009

Benefit expenses
Pension plans	$4	$2	$(2)
Other benefit plans	29	28	29

	$33	$30	$27

(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
10.	Segmented results of operations

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Canadian Banking, International Banking and Scotia Capital.

The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 1 of the 2009 Consolidated Financial Statements. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income arising from taxable and tax-exempt sources.
30     Scotiabank First Quarter Report 2010

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Scotiabank’s results, and average assets, allocated by these operating segments, are as follows:

	For the three months ended January 31, 2010
	Canadian	International	Scotia
Taxable equivalent basis(1) ($ millions)	Banking	Banking	Capital	Other (3)	Total

Net interest income	$1,298	$940	$304	$(395)	$2,147
Provision for credit losses	180	177	14	—	371
Other income	623	434	596	106	1,759
Non-interest expenses	962	706	307	34	2,009
Provision for income taxes	218	172	198	(76)	512
Non-controlling interest in net income of subsidiaries	1	25	—	—	26

Net income(4)	$560	$294	$381	$(247)	$988

Average assets ($ billions)	$199	$83	$160	$59	$501

	For the three months ended October 31, 2009
	Canadian	International	Scotia
Taxable equivalent basis(1) ($ millions)	Banking	Banking	Capital	Other (3)	Total

Net interest income	$1,280	$888	$321	$(390)	$2,099
Provision for credit losses	190	167	63	—	420
Other income	606	364	589	77	1,636
Non-interest expenses	991	741	284	48	2,064
Provision for income taxes	202	33	210	(124)	321
Non-controlling interest in net income of subsidiaries	—	28	—	—	28

Net income	$503	$283	$353	$(237)	$902

Average assets ($ billions)	$196	$81	$167	$51	$495

	For the three months ended January 31, 2009
	Canadian	International	Scotia
Taxable equivalent basis(1) ($ millions)	Banking	Banking	Capital		Other (3)	Total

Net interest income	$1,146	$947	$338		$(465)	$1,966
Provision for credit losses	155	116	10		—	281
Other income	556	471	366		(8)	1,385
Non-interest expenses	934	772	291		13	2,010
Provision for income taxes	175	114	103		(202)	190
Non-controlling interest in net income of subsidiaries	—	28	—		—	28

Net income	$438	$388	$300		$(284)	$842

Average assets ($ billions)	$189	$95	$195	(2)	$51	$530	(2)

(1)	Refer to page 5 for a discussion of non-GAAP measures.

(2)	Amounts have been restated to reflect the impact of the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of 2009, effective November 1, 2008 (refer to Note 1 of the Consolidated Financial Statements in the 2009 Annual Report for further details).

(3)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended January 31, 2010 ($75), October 31, 2009 ($73), and January 31, 2009 ($70), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(4)	Net loss for Other decreased by $37 million due to the transfer of $10 billion of broker-sourced deposits to Canadian Banking from Group Treasury.
Scotiabank First Quarter Report 2010     31

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
11.	Financial Instruments

Risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and asset/liability management purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2009.

(a) Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

Credit risk exposures disclosed below are presented based on Basel II approaches utilized by the Bank. All material portfolios in Canada, U.S. and Europe are treated under the advanced internal ratings based approach (AIRB), and the remaining portfolios including other international portfolios are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel II framework, either based on credit assessments by external rating agencies or based on the counter-party type for non-retail exposures and product type for retail exposures.
Credit risk exposures
Exposure at default(1)

	As at
	January 31, 2010			October 31, 2009
($ millions)	AIRB(2)	Standardized	Total	Total

By exposure sub-type
Non-retail(2)
Drawn(3)	$152,384	$65,662	$218,046	$209,324
Undrawn commitments	55,600	3,294	58,894	57,887
Other exposures(4)	58,654	2,988	61,642	62,351

Total non-retail	$266,638	$71,944	$338,582	$329,562

Retail
Drawn(5)	$115,974	$25,010	$140,984	$138,874
Undrawn commitments	6,110	—	6,110	6,664

Total retail	$122,084	$25,010	$147,094	$145,538

Total	$388,722	$96,954	$485,676	$475,100

(1)	After credit risk mitigation, excludes available-for-sale equity securities and other assets.

(2)	Non-retail AIRB drawn and undrawn exposures include government guaranteed mortgages.

(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with banks and available-for-sale debt securities.

(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions net of related collateral.

(5)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.
Credit quality of non-retail exposures

The Bank’s non-retail portfolio is well diversified by industry. As at January 31, 2010, 82% (October 31, 2009 – 80%) of the AIRB portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. Exposures in the standardized portfolio, mainly in the Caribbean and Latin American region, are primarily to non-investment grade counterparties, based on the Bank’s internal grade systems. There has not been a significant change in concentrations of credit risk since October 31, 2009.

Credit quality of retail exposures

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers.

The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification.

Retail standardized portfolio

The retail standardized portfolio of $25 billion as at January 31, 2010 (October 31, 2009 – $25 billion), was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin American region. Of the total standardized retail exposures, $14 billion (October 31, 2009 – $13 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.
32     Scotiabank First Quarter Report 2010

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Loans past due but not impaired(1)
A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are past due but not classified as impaired because they are either less than 90 days past due, or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy.

	As at
	January 31, 2010				October 31, 2009
			91 days				91 days
($ millions)	31-60 days	61-90 days	and greater	Total	31-60 days	61-90 days	and greater	Total

Residential mortgages	$1,353	$530	$284	$2,167	$1,173	$463	$302	$1,938
Personal and credit cards	468	231	67	766	429	220	61	710
Business and government	331	95	135	561	342	201	168	711

Total	$2,152	$856	$486	$3,494	$1,944	$884	$531	$3,359

(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(b) Market risk
Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.
Interest rate risk
Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer.
Interest rate sensitivity
Based on the Bank’s interest rate positions, the following table shows the pro-forma after-tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 and 200 basis point (bp) increase and decrease in interest rates across major currencies as defined by the Bank.

	As at
	January 31, 2010						October 31, 2009		January 31, 2009
	Net income			Economic value of equity
								Economic		Economic
	Canadian	Other		Canadian	Other		Net	value	Net	value
($ millions)	dollar	currencies	Total	dollar	currencies	Total	income	of equity	income	of equity

100 bp increase	$110	$70	$180	$(9)	$(230)	$(239)	$150	$(188)	$145	$(109)
100 bp decrease	(92)	(73)	(165)	(16)	284	268	(178)	172	(113)	107

200 bp increase	$202	$137	$339	$(85)	$(446)	$(531)	$306	$(349)	$289	$(203)
200 bp decrease	(193)	(182)	(375)	(10)	587	577	(400)	555	(250)	289

Non-trading foreign currency risk
Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates.
As at January 31, 2010, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $36 million (October 31, 2009 – $32 million; January 31, 2009 – $37 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at January 31, 2010, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $186 million (October 31, 2009 – $187 million; January 31, 2009 – $187 million), net of hedging.
Equity risk
Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its available-for-sale equity portfolios. The fair value of available-for-sale equity securities is shown in Note 2.
Scotiabank First Quarter Report 2010     33

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Trading portfolio risk management
Market risk arising from the Bank’s trading activities can be aggregated using VaR and stress testing measures. The table below shows the Bank’s VaR by risk factor:
One-day VaR by risk factor

	As at	For the three months ended			As at	As at
	January 31	January 31, 2010			October 31	January 31
($ millions)	2010	Average	High	Low	2009	2009

Interest rate	$11.9	$14.1	$18.4	$10.6	$15.6	$14.9
Equities	6.4	7.3	14.1	3.4	3.0	5.4
Foreign exchange	2.1	2.6	4.6	1.1	3.4	2.8
Commodities	1.8	2.7	5.6	1.5	3.7	3.6
Diversification	(8.1)	(12.1)	N/A	N/A	(10.5)	(11.9)

All-Bank VaR	$14.1	$14.6	$19.5	$10.8	$15.2	$14.8

Hedges
There are three main types of hedges for accounting purposes: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.
In a fair value hedge, the change in fair value of the hedging derivative is offset in the Consolidated Statement of Income by the change in fair value of the hedged item relating to the hedged risk. The Bank uses fair value hedges primarily to convert fixed rate financial assets and liabilities to floating rate. The main financial instruments designated in fair value hedging relationships include bond assets, loans, deposit liabilities and subordinated debentures.
In a cash flow hedge, the change in fair value of the hedging derivative is recorded in other comprehensive income until the hedged item affects the Consolidated Statement of Income. The Bank uses cash flow hedges primarily to convert floating rate deposit liabilities to fixed rate. The reclassification from accumulated other comprehensive income to earnings over the next 12 months as a result of outstanding cash flow hedges is expected to be a net after-tax loss of approximately $197 million (October 31, 2009 – loss of $211 million; January 31, 2009 – loss of $276 million). The maximum length of cash flow hedges outstanding was less than 10 years for all periods presented.
Any hedge ineffectiveness is measured and recorded in current period income in the Consolidated Statement of Income. The Bank recorded a gain of $27 million during the three months ended January 31, 2010 (October 31, 2009 – gain of $39 million; January 31, 2009 – gain of $27 million), of which a gain of $1 million (October 31, 2009 – gain of $16 million; January 31, 2009 – gain of $3 million) related to cash flow hedges, due to the ineffective portion of designated hedges. When either a fair value or cash flow hedge is discontinued, any cumulative adjustment to either the hedged item or other comprehensive income is recognized in income over the remaining term of the original hedge, or when the hedged item is derecognized.
In a net investment hedge, the change in fair value of the hedging instrument is recorded directly in other comprehensive income. These amounts are recognized in income when the corresponding cumulative translation adjustments from the self-sustaining foreign operation are recognized in income. No ineffectiveness was recognized on net investment hedges.
Items designated as trading
The Bank has elected to designate certain portfolios of assets and liabilities as trading, which are carried at fair value with changes in fair values recorded in income.
The Bank’s trading operations transact credit derivatives for customers. The Bank may purchase the underlying loan(s) from another counterparty to economically hedge the derivative exposure. As a result, the Bank significantly reduces or eliminates an accounting mismatch between the two instruments. The fair value of these loans was $3.2 billion as at January 31, 2010 (October 31, 2009 – $3.5 billion). The change in fair value that was recorded through trading income for the three months ended January 31, 2010, was a gain of $99 million (October 31, 2009 – gain of $56 million; January 31, 2009 – loss of $310 million). These changes in fair value were substantially offset by the changes in the fair value of the related credit derivatives.
The Bank’s trading operations purchase loan assets in specifically authorized portfolios for which performance is evaluated on a fair value basis. The fair value of these loans was $18 million as at January 31, 2010 (October 31, 2009 – $47 million). The change in fair value that was recorded through trading income for the three months ended January 31, 2010, was a loss of $1 million (October 31, 2009 – loss of $1 million; January 31, 2009 –gain of $5 million).
34     Scotiabank First Quarter Report 2010

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The Bank has designated certain debt and equity investments as trading securities to reduce an accounting mismatch between these assets and fair value changes in related derivatives. The fair value of these trading securities was $3,897 million as at January 31, 2010 (October 31, 2009 – $4,283 million). The change in fair value that was recorded through trading and net interest income for the three months ended January 31, 2010, was a gain of $59 million (October 31, 2009 – gain of $55 million; January 31, 2009 – gain of $22 million).
The Bank has classified certain deposit note liabilities containing extension features as trading, in order to significantly reduce an accounting mismatch between these liabilities and fair value changes in related derivatives. The fair value of these liabilities was $59 million as at January 31, 2010 (October 31, 2009 – $22 million). The change in fair value that was recorded through net interest income for the three months ended January 31, 2010, was a loss of $1 million (October 31, 2009 – loss of less than $1 million; January 31, 2009 – loss of $2 million). The change in fair value, which is mainly attributable to changes in interest rates, was substantially offset by the changes in fair value of the related derivatives. As at January 31, 2010, the Bank is contractually obligated to pay $58 million to the holders of the notes at maturity (October 31, 2009 – $22 million).
Reclassification of financial assets
The Bank reclassified certain non-derivative financial assets out of trading securities to available-for-sale securities effective August 1, 2008. These assets were comprised of $303 million of bond assets and $91 million of preferred shares that were no longer traded in an active market and which management intends to hold for the foreseeable future. As at January 31, 2010, the fair values of the bond assets and preferred shares were $243 million (October 31, 2009 – $257 million) and $68 million (October 31, 2009 – $67 million), respectively.
Due to the reclassification of bond assets, for the three months ended January 31, 2010, the Bank recorded pre-tax other comprehensive income gains of $9 million (January 31, 2009 – losses of $15 million) relating to fair value movements. Due to the reclassification of preferred shares, for the three months ended January 31, 2010, the Bank recorded pre-tax other comprehensive income gains of $4 million (January 31, 2009 –losses of $4 million) relating to fair value movements. If these reclassifications had not been made, these gains and losses would have been recorded in the Consolidated Statement of Income.
Fair value hierarchy
The Bank values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the Bank maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3. The following table outlines the fair value hierarchy of instruments carried at fair value.

	As at
	January 31, 2010(1)				October 31, 2009(1)
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets:
Trading securities(2)	$41,774	$14,696	$1,591	$58,061	$40,408	$15,683	$1,976	$58,067
Available-for-sale securities(3)	17,018	35,023	1,367	53,408	16,485	36,861	1,395	54,741
Derivative instruments	83	24,390	900	25,373	81	24,683	1,228	25,992
Liabilities:
Obligations related to securities sold short	$10,492	$2,847	$—	$13,339	$11,707	$2,981	$—	$14,688
Derivative instruments	90	25,405	2,204	27,699	105	26,188	2,513	28,806

(1)	Loans and deposit notes designated as trading are classified as Level 2.

(2)	Includes securities designated as trading. Level 2 trading securities are comprised of $5,243 (October 31, 2009 – $4,861) of bonds mainly issued by foreign governments and $9,453 (October 31, 2009 – $10,822) of corporate bonds and other debt and equity instruments which generally trade in public markets.

(3)	Excludes available-for-sale equity securities that are not quoted in an active market of $970 (October 31, 2009 – $958). Level 2 available-for-sale securities include $6,709 (October 31, 2009 – $7,204) of bonds mainly issued by foreign governments and $7,549 (October 31, 2009 – $8,204) of corporate bonds and other debt instruments which generally trade in public markets. The remaining Level 2 available-for-sale securities are primarily comprised of mortgage-backed securities guaranteed by Canada Mortgage and Housing Corporation.
Scotiabank First Quarter Report 2010 35

SHAREHOLDER INFORMATION
Direct deposit service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.
Dividend and Share Purchase Plan
Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
     As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.
     For more information on participation in the plan, please contact the transfer agent.
Dividend dates for 2010
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 5	January 27
April 6	April 28
July 6	July 28
October 5	October 27
Annual Meeting date for fiscal 2010
The Annual Meeting of Shareholders of the Bank for the fiscal year ending October 31, 2010, will be held in Halifax, Nova Scotia, on Tuesday, April 5, 2011.
Duplicated communication
If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.
Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.
Conference call and Web broadcast
The quarterly results conference call will take place on March 9, 2010, at 2:00 pm EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at 1-800-814-4860 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are invited to submit questions by e-mail to investor.relations@scotiabank.com.
     A telephone replay of the conference call will be available from March 9, 2010, to March 23, 2010, by calling (416) 640-1917 and entering the identification code 4226860#. The archived audio webcast will be available on the Bank’s website for three months.
Contact information
Investors:
Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 933-1273
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com
Media:
For other information and for media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.
Telephone: (416) 866-3925
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com
Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com
Co-Transfer Agent (U.S.A.)
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021 U.S.A.
Telephone: 1-800-962-4284
For other shareholder enquiries, please contact the Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com
Rapport trimestriel disponible en français
Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.
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